H PARTNERS

888 Seventh Avenue
29th Floor
New York, NY 10019

Tel: 212-265-4200
Fax: 212-265-4206
INFO@HPARTNERSLP.COM

March 26, 2015

VIA E-MAIL, FACSIMILE AND OVERNIGHT COURIER

Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511
Attn: Lou H. Jones
         Executive Vice President, General Counsel and Secretary

Dear Ms. Jones:

H Partners, LP, a Delaware limited partnership ("H Partners"), is the direct beneficial owner of 3,642,500 shares of common stock, $0.01 par value (the "Common Stock"), of Tempur Sealy International, Inc., a Delaware corporation ("Tempur Sealy" or the "Company"), as of the date hereof, as evidenced by the redacted brokerage report attached hereto as Exhibit A. Such shares of Common Stock are held in H Partners' brokerage account with Goldman, Sachs & Co. Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of such shares of Common Stock. The redacted brokerage report evidencing H Partners' beneficial ownership of such shares of Common Stock is a true and correct copy of what it purports to be. H Partners Management, LLC ("H Partners Management"), the investment manager to H Partners and certain other funds, beneficially owns in the aggregate 6,075,000 shares of Common Stock, or approximately 10% of the outstanding shares of the Company, making H Partners Management the Company's largest stockholder.

For the reasons set forth below, as the beneficial owner of the shares of Common Stock, pursuant to Section 220 of the Delaware General Corporation Law ("the DGCL"), H Partners hereby demands (the "Demand") the right, during the Company's normal business hours, to inspect the records and documents of the Company (the "Demand Materials") set forth herein and to make copies and extracts therefrom. H Partners is making this Demand in good faith and for the proper purpose of investigating possible corporate mismanagement and waste as well as the breach of fiduciary duties by certain members of the Company's Board of Directors (the "Board").

Specifically, we are making this Demand, as discussed in more detail below, because we believe that the Board has:

(i)   failed to provide proper and effective oversight of the Company, resulting in 140% underperformance over the past three years compared to its self-selected peer group;

(ii)   inappropriately permitted Christopher A. Masto, a member of the Board, to enable his employer, Friedman Fleischer & Lowe, LLC ("Friedman Fleischer" or "FF"), to unduly profit by trading the Company's stock, and improperly delayed the timing of public notification around the Company's profit warning on March 17, 2008 (the "March 2008 Profit Warning");

(iii)   appointed Mr. Masto as Chairman of the Company's Nominating and Corporate Governance Committee (the "Governance Committee") after Mr. Masto's colleague, the then-Chief Financial Officer ("CFO") of Friedman Fleischer, pleaded guilty to insider trading in Tempur-Pedic International, Inc.'s ("Tempur-Pedic") stock based upon information provided by Mr. Masto;

(iv)   inappropriately allowed Chairman P. Andrews McLane and his employer, TA Associates, Inc. ("TA Associates" or "TA"), to unduly profit by trading the Company's stock;

(v)   approved the allocation of significant company resources towards personal causes of Mr. McLane that we believe may be related party transactions that have not been properly disclosed by the Company;

(vi)   obscured the Company's financial performance by inconsistently allocating expenses between reporting segments to create the illusion of better-than-actual operating performance, and by abruptly abandoning historical segment reporting, amongst other things; and

(vii)   spent excessive amounts of Company resources on Board meetings in "destination" locations.

1. <u>The Board's Lack of Oversight Relating to CEO Mark Sarvary's Poor Performance</u>

Under Mr. Sarvary, the Company has missed numerous short-term and long-term financial targets, and has made alarmingly frequent execution errors. In fact, there have been execution errors in every single quarter for the last three years. As a result of these repeated mistakes, the Company has missed numerous short-term financial targets that were explicitly articulated in Company press releases and earnings calls, including "misses" relative to analyst estimates in six out of the last seven quarters. The compounding effect of these execution errors and failures to meet short-term financial targets resulted in a 60% reduction in the Company's long-term earnings per share target.

Ultimately, this pattern of persistent mistakes, "misses" and failures has resulted in 140% underperformance relative to the Company's self-selected peer group over the past three years, and 175% underperformance over the past five years.[1] This troubling track record is, in and of itself, highly concerning. However, perhaps even more concerning is the fact that the Board appears to have no inclination to take any actions to hold Mr. Sarvary accountable for the Company's underperformance.

2. <u>Mr. Masto, the March 2008 Profit Warning, and Friedman Fleischer's Perfectly-Timed Trades</u>

H Partners is concerned by the manner in which certain members of the Board have been acting in furtherance of their own personal interests at the expense of shareholders. Mr. Masto, a director of the Company, is a representative of private equity firm Friedman Fleischer. Friedman Fleischer was previously a significant shareholder of the Company but fully exited its position in 2006. Mr. Masto remained on the Board despite Friedman Fleischer's exit. With Mr. Masto still on the Board, Friedman Fleischer made a public market re-investment in the Company's stock in 2008 – a highly unusual action for a private equity firm. Even more concerning, however, is the specific timing of Friedman Fleischer's stock purchase, the details of which are set forth in various court papers filed in connection with a criminal prosecution brought by federal prosecutors and a securities enforcement action brought by the United States Securities and Exchange Commission ("SEC") for insider trading against the then-CFO of Mr. Masto's firm, Friedman Fleischer.

As revealed in the SEC action, sometime on or before February 7, 2008, Mr. Masto assembled a deal team at Friedman Fleischer to consider a large, market-moving re-investment in Tempur-Pedic stock. On

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[1]   All periods with respect to February 9, 2015, the trading day prior to H Partners' 13D filing. Company-selected peer group consists of the 24 companies that are named as Tempur Sealy's direct peers in the Company's 2014 10-K filing (February 13, 2015). Mattress Firm's initial public offering occurred in November 2011, so the five-year period of underperformance vs. company-selected peer group does not include Mattress Firm.

February 11, 2008, Friedman Fleischer decided to delay its contemplated re-investment. On that same day, King Chuen Tang, the then-CFO of Friedman Fleischer, called a personal friend and advised that "Tempur's earnings projections were overly optimistic" and that "Tempur should be a short candidate," claiming that he reached such conclusions from "publicly available information."[2]

On March 4, 2008, three weeks after Friedman Fleischer's decision to delay its re-investment and Mr. Tang's cautionary comments to his personal friend, Tempur-Pedic's management presented at the Raymond James Institutional Investor Conference and did not flag any changes to pre-existing guidance. However, on March 12, 2008, only eight days later, as set forth in court papers from the SEC matter, Mr. Masto learned at a Tempur-Pedic Board meeting that the Company would not meet its quarterly earnings forecast and that it would pre-announce revised guidance for the quarter just prior to the market opening on March 17, 2008.[3] Mr. Masto conveyed this information to his employer, Friedman Fleischer, and the firm elected to delay its contemplated investment in Tempur-Pedic until *after* the Company's pre-announcement.[4] On March 17, 2008, a mere 13 days following the Company's public investor presentation, the Company issued a profit warning, and the stock fell 38%. Friedman Fleischer then bought the stock two days later – a perfectly timed trade that we believe may have been improperly effectuated on the basis of material, nonpublic information provided by Mr. Masto.

Friedman Fleischer eventually earned an estimated $100 million profit on this trade. Had Friedman Fleischer purchased the stock on February 11, 2008 as originally planned, its profit would have been an estimated $50 million. Thus, the decision to defer their investment by five weeks netted Friedman Fleischer an incremental $50 million profit on this trade. We question why ordinary investors (with no presence on the Board) were kept "in the dark" as to the obviously-material deterioration in the Company's ongoing business results. We believe that the Board may have influenced the Company's decision to delay this profit warning. A graphical illustration follows:



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[2] Source: *SEC v. King Chuen Tang, et al.*, No. C-09-05146 JCS (N.D. Ca.) (Order of Jan. 3, 2012), attached hereto as Exhibit C.
[3] See attached Exhibit C.
[4] See attached Exhibit C.

3. Mr. Masto's Appointment as Governance Committee Chair Following His Colleague's Insider Trading in Tempur-Pedic Stock

On February 5, 2010, Friedman Fleischer's former CFO, King Chuen Tang, was criminally charged by Federal authorities with insider trading in connection with his personal trades in Tempur-Pedic stock during the time of Friedman Fleischer's 2008 re-investment. A copy of the Criminal Information against Mr. Tang, *United States v. King Chuen Tang*, No. 10 Cr. 0080 (N.D. Ca.), is attached hereto as Exhibit B. As well, the SEC filed a civil complaint against Mr. Tang also alleging insider trading in connection with the same trades. According to the SEC Complaint, Mr. Tang and his trading partners profited first by shorting the Company's stock prior to the March 2008 Profit Warning, and then subsequently by going "long" in advance of Friedman Fleischer's purchase of $50 million of Company stock. In total, Mr. Tang and his trading partners collectively realized a $2 million profit. The January 3, 2012 Order of the Honorable Joseph C. Spero, United States District Judge for the Northern District of California, relating to this SEC lawsuit, is attached hereto as Exhibit C, and the excerpts pertaining to the incident referenced herein are highlighted for reference. On April 15, 2010, Mr. Tang pled guilty to the criminal charges of insider trading. A copy of the Court record of this plea is attached hereto as Exhibit D.[5]

Shortly after the insider trading charges were brought against Mr. Masto's colleague at Friedman Fleischer – indeed after Mr. Tang had actually *pled guilty* and thus admitted the accuracy of such charges – the Board nonetheless appointed Mr. Masto as Chairman of the Governance Committee. Per the Company's Proxy Statement filed with the SEC on March 16, 2015, the Governance Committee is responsible for "reviewing various corporate governance-related policies, including… the Policy on Insider Trading and Confidentiality." We question the Board's decision to allow Mr. Masto to remain on the Board – let alone be appointed Chairman of the Governance Committee – following his firm's involvement in this serious criminal matter.

4. Mr. McLane's Questionable Trading History

We also question how Chairman P. Andrews McLane was able to perfectly time a personal investment in Company stock in 2012. While public stockholders collectively lost 40% – or $1.5 billion – in 2012, it appears that Mr. McLane's well-timed trade enabled him to generate a 26% return – or a $725,000 gain – on his investment that same year. We are also concerned that Mr. McLane's personal stock purchase occurred just six weeks before the Company re-approached Sealy Corporation ("Sealy") regarding a merger transaction.

5. Mr. McLane's Affiliation with the U.S. Ski and Snowboard Association (the "USSA") and Whether the Company's Sponsorship of the USSA is a Related Party Transaction

In addition to his questionable trading practices, we also believe that the Board has permitted Mr. McLane to engage in self-dealing and waste significant amounts of the Company's resources in connection with the Company's sponsorship of the USSA, an organization which bears little perceived connection to Tempur Sealy's core marketing efforts. Mr. McLane has served as a director of the USSA Board of Trustees, and has been a significant benefactor of the USSA, for many years. We do not believe that the Company's sponsorship of the USSA (the "USSA Sponsorship") is a good use of marketing resources and appears to primarily benefit Mr. McLane by elevating his stature within the organization. We also question whether the USSA Sponsorship is a related party transaction under the Company's Related Party Transactions Policy and has therefore been improperly excluded from the Company's proxy statements. We further question whether any members of the Board have violated their respective fiduciary duties in approving the USSA Sponsorship. It should also be noted

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[5] In February 2013, Mr. Tang was sentenced to one year and one day of imprisonment upon his conviction for insider trading.

that the USSA Sponsorship was approved the year immediately following the year in which TA Associates fully exited its investment in the Company.

6. Inconsistent Expense Allocation and Lack of Transparency in Reported Financial Results

The financial results of each of Tempur Sealy's three segments are a critical indication of management's performance. In our letter to the Board filed as an exhibit to our Schedule 13D amendment filed with the SEC on February 17, 2015, we highlighted the extremely poor performance of the Company's Sealy segment. Then, at the Company's February 18, 2015 Investor Day, public investors expressed concern with Sealy's performance and asked Company management why Sealy's margins had been cut almost in half since the acquisition. Management had no response at the time. However, less than two weeks later, management released a presentation adjusting Sealy's 2014 margins upwards due to what appears to be an arbitrary allocation of $19.8 million of "integration costs" to Sealy, out of a total of $40.3 million for the consolidated Company.

Not only does this expense allocation appear to be arbitrary, but it is also wholly inconsistent with the Company's prior disclosure:

> "A couple things to point out there. Number one, on Tempur North America, the Tempur North America [segment] bears the cost of corporate. So all the corporate costs get borne in that Tempur North America number. In addition, _a significant percentage of the transactions – all the transaction costs or the significant percentage of the integration costs are borne in the Tempur North America number._"
> – Q4 and FY'13 Earnings Call, February 6, 2014

In contrast to the Company's previous disclosure that the "significant percentage of the integration costs are borne in the Tempur North America" segment, the Company has suddenly decided to allocate roughly half of its integration costs to its Sealy segment:

Percent of integration costs allocated to Sealy	49%
Percent of integration costs allocated to Tempur	51%
Total	100%

To further obscure its segment-level results, the Company recently decided to change its segment reporting entirely. As of year-end 2014, the Company's segments consisted of the following: Tempur North America, Tempur International and Sealy. However, starting in the first quarter of 2015, the Company will no longer disclose separate results for Tempur-Pedic and Sealy; instead, the Company's segments will consist of North America and International. We believe this drastic change in public disclosure permits the Company to conceal Sealy's operating performance from investors.

Additionally, Tempur Sealy has repeatedly claimed it has achieved over $45 million in annual cost savings from synergies. However, since acquiring Sealy, Adjusted EBITDA (as reported by the Company) has declined by $20 million. There are only two ways to rationalize these facts: (i) either the touted synergies are fictitious, or (ii) the Company's earnings over this period have declined even more significantly than reported results imply. In either scenario, the Company appears to be concealing important financial disclosures from investors. We are concerned that the Company has failed to provide any reconciliation to the purported synergies.

Finally, in the Company's Proxy Statement dated March 27, 2014 (the "Proxy"), the Compensation Committee of the Board used its "discretion" to add back $16.8 million to Adjusted EBITDA, for the purpose of evaluating Mr. Sarvary's financial performance in comparison to proxy earnings targets. The Company's publicly-disclosed reconciliation to Adjusted EBITDA already includes $49 million of upward adjustments, and the source of these additional $16.8 million in "discretionary" adjustments to Adjusted EBITDA is entirely unclear. Mr. Sarvary received 62.3% of his annual incentive bonus target in 2013, despite the fact that reported consolidated Company financial results appear to be below each of the 2013 performance goals as stated in the Proxy. We believe that the Compensation Committee's "discretionary" adjustments to EBITDA gave undue compensation to Mr. Sarvary, while stockholders suffered due to the Company's poor operating performance in 2013.

7. Excessive Spending on Company Board Meetings in "Destination" Locations

According to Mr. McLane, the Company has held Board meetings in locations such as China. We view these expenditures as highly frivolous and distracting from the designated purpose of the Board meetings, particularly in light of the Company's significant underperformance. We are concerned that these expenditures may represent a waste of corporate assets.

* * *

For the reasons set forth above, H Partners is hereby making this Demand in accordance with Section 220 of the DGCL, to inspect the Demand Materials set forth below:

1. The Board's Lack of Oversight Relating to CEO Mark Sarvary's Poor Performance

(i) Any and all transcripts, notes, minutes and other records of meetings, written consents in lieu of meetings, and resolutions of the Board or any other committee thereof, and all valuations, appraisals, reports, analyses and documents provided to, or prepared by or on behalf of, the Company or any advisor or consultant to the Company or the Board or any other committee thereof (collectively, the "Board/Committee Materials"), directly or indirectly relating to Mr. Sarvary's performance since becoming CEO of the Company in 2008, including but not limited to, any and all performance reviews;

(ii) Any and all Board/Committee Materials, directly or indirectly relating to what steps the Board has taken, planned to take or expects to take, if any, to address Mr. Sarvary's performance;

(iii) Any and all Board/Committee Materials relating to the consideration and evaluation of potential successors to the CEO and senior management position in connection with the responsibility of the Governance Committee to develop an ongoing process for the consideration and evaluation of successors under the Company's Corporate Governance Guidelines;

(iv) Any and all documents, notes, records, agreements, and communications, including e-mail communications, with anyone within the Company or with any third-parties, directly or indirectly relating to Mr. Sarvary's performance since becoming CEO of the Company in 2008 and relating to what, if any, steps the Board has taken, planned to take and expects to take, to address Mr. Sarvary's performance;

2. Mr. Masto, the March 2008 Profit Warning, and Friedman Fleischer's Perfectly-Timed Trades

(i) Any and all Board/Committee Materials, directly or indirectly relating to Friedman Fleischer's open-market purchase of Tempur-Pedic stock on March 19 and 20, 2008 (the "FF Trades") and

Mr. Masto's or any other Board member's involvement, personal or otherwise, in the FF Trades, including any inquiries or investigations that the Board, or any Committee thereof, has undertaken in connection with the FF Trades;

(ii)   Any and all notes, records, and communications, including e-mail communications, with anyone within the Company or with any third-parties, including between Mr. Masto and Friedman Fleischer, relating to the FF Trades and Mr. Masto's or any other Board member's involvement, personal or otherwise, in the FF Trades;

(iii)   Any and all notes, records, and communications, including e-mail communications, with anyone within the Company or with any third-parties, including between Mr. Masto and Friedman Fleischer, relating to Mr. Masto's and Friedman Fleischer's formation of a deal team in February 2008 to consider a re-investment in Tempur-Pedic stock, and the specific reason(s) for Mr. Masto's and Friedman Fleischer's determination to delay their investment decision;

(iv)   Any and all agreements and records relating to the FF Trades and Mr. Masto's or any other Board member's involvement, personal or otherwise, in the FF Trades, including any non-disclosure or confidentiality agreements, any indemnification or insurance claims, or any documents relating thereto;

(v)   Records sufficient to understand Mr. Masto's and his affiliates' history of any and all investments in or divestments of Company securities, including all D&O questionnaires completed by Mr. Masto;

(vi)   Any and all Board/Committee Materials, directly or indirectly relating to the Company's revisions to its financial guidance in connection with the March 2008 Profit Warning;

(vii)   Any and all notes, records, and communications, including e-mail communications, between and/or amongst any member(s) of the Board and the Company's management team regarding the timing or any other aspect of the Company's announcement of the March 2008 Profit Warning;

(viii) Any and all notes, records, and communications, including e-mail communications, between and/or amongst any member(s) of the Board and the Company's management team, regarding communication of previously provided financial guidance in connection with any conferences and/or other public investor events during the four-month period immediately preceding the March 2008 Profit Warning;

(ix)   Any and all agreements and records relating to any Board member's involvement, personal or otherwise, in specifying the scope and/or magnitude of the March 2008 Profit Warning;

3. <u>Mr. Masto's Appointment as Governance Committee Chair Following His Colleague's Insider Trading in Tempur-Pedic Stock</u>

(i)   Any and all Board/Committee Materials, directly or indirectly relating to Friedman Fleischer's former CFO, King Chuen Tang, and his insider trading in Tempur-Pedic stock (the "FF Insider Trading") and/or Mr. Masto's involvement or any other Board member's involvement, personal or otherwise, in the FF Insider Trading, including any inquiries or investigations that the Board, or any Committee thereof, has undertaken in connection with the FF Insider Trading;

(ii)   Any and all notes, records, and communications, including e-mail communications, with anyone within the Company or with any third-parties, including between Mr. Masto and Friedman Fleischer, relating to the FF Insider Trading and Mr. Masto's, or any other Board member's involvement, personal or otherwise, in the FF Insider Trading;

(iii)   Any and all agreements and records relating to the FF Insider Trading and Mr. Masto's or any other Board member's involvement, personal or otherwise, in the FF Insider Trading, including any non-disclosure or confidentiality agreements, any indemnification or insurance claims, or any documents relating thereto;

(iv)   Any and all Board/Committee Materials, including minutes, and any other documents or other communications relating to the Board's decision to appoint Mr. Masto as Chairman of the Governance Committee;

4. Mr. McLane's Questionable Trading History

(i)   Any and all Board/Committee Materials, directly or indirectly relating to Mr. McLane's trading of Company securities and any other investments in Company securities made by Mr. McLane, including any inquiries or investigations that the Board, or any Committee thereof, has undertaken in connection with Mr. McLane's trading of Company securities;

(ii)   Any and all notes, records, and communications, including e-mail communications, with anyone within the Company or with any third-parties, concerning Mr. McLane's trading of Company securities or any other investments made by Mr. McLane in Company securities;

(iii)   Any and all notes, records, and communications, including e-mail communications, relating or referring to any request by Mr. McLane for prior clearance from the Company's Chief Financial Officer prior to engaging in any transactions involving Company securities, as required under the Company's Code of Business Conduct and Ethics;

(iv)   Any and all notes, records, and communications, including e-mail communications, relating or referring to Mr. McLane's involvement with, and knowledge of, the Sealy acquisition, including communications and meetings with existing and prospective financial advisors;

(v)   Records sufficient to understand Mr. McLane's and his affiliates' history of investments in Company securities, including all D&O questionnaires completed by Mr. McLane;

(vi)   Any and all Board/Committee Materials, directly or indirectly relating to the Company's revisions to its financial guidance on June 6, 2012 (the "June 2012 Profit Warning");

(vii)   Any and all notes, records, and communications, including e-mail communications, between and/or amongst any member(s) of the Board and the Company's management team regarding the timing or any other aspect of the Company's announcement of the June 2012 Profit Warning;

(viii) Any and all notes, records, and communications, including e-mail communications, between and/or amongst any member(s) of the Board and the Company's management team, regarding communication of previously provided financial guidance in connection with any conferences and/or other public investor events during the four-month period immediately preceding the June 2012 Profit Warning;

(ix)   Any and all agreements and records relating to any Board member's involvement, personal or otherwise, in specifying the scope and/or magnitude of the June 2012 Profit Warning;

5. Mr. McLane's Affiliation with the USSA and Whether the Company's Sponsorship of the USSA is a Related Party Transaction

(i)   Any and all Board/Committee Materials, directly or indirectly relating to (i) the terms of the USSA Sponsorship and Mr. McLane's involvement with the USSA Sponsorship, (ii) any inquiry or examination as to whether the USSA Sponsorship is a related party transaction under the Company's Related Party Transactions Policy or otherwise and (iii) the introduction of the USSA as a potential sponsorship partner to the Company or the Board;

(ii)   Any and all Board/Committee Materials, directly or indirectly relating to all transactions and arrangements between the Company and the USSA, including all payments made by the Company to the USSA;

(iii)   Any and all notes, records, and communications, including e-mail communications, with any USSA representatives or with any third-parties, including members of Mr. McLane's immediate family, concerning the USSA Sponsorship;

(iv)   Any and all records, including invoices and other documentation, relating to the USSA Sponsorship, including the amount of money the Company has expended to date under the USSA Sponsorship and the amount of money the Company is required to spend in the future under the USSA Sponsorship;

(v)   Any and all records, information, materials and communications, including e-mail communications, relating to Mr. McLane's relationship with or interest in entities that have engaged in transactions with the Company, including the USSA;

(vi)   Any and all notes, records, and communications, including e-mail communications, with anyone within the Company or with any third-parties, concerning (i) the USSA Sponsorship and Mr. McLane's involvement with the USSA Sponsorship, and (ii) any inquiry or examination as to whether the USSA Sponsorship is a related party transaction under the Company's Related Party Transactions Policy or otherwise;

6. Inconsistent Expense Allocation and Lack of Transparency in Reported Financial Results

(i)   Any and all notes, records, and communications, including e-mail communications, minutes or other records of meetings, internal financial statements and models, pertaining to the Company's allocation of transaction and integration related charges amongst its segments, for each reported segment and for the consolidated corporate entity;

(ii)   Any and all notes, records, and communications, including e-mail communications, minutes or other records of meetings, internal financial statements and models, pertaining to (i) the combination of Sealy's financial results with the Company's financial results, both prior to and following the Company's March 18, 2013 acquisition of Sealy and (ii) the Company's decision not to disclose Sealy's financial results for the period between March 3 and March 17, 2013, a period that was not disclosed by Sealy prior to its merger with Tempur-Pedic;

(iii) Any and all notes, records, and communications, including e-mail communications, minutes or other records of meetings, internal financial statements and models, pertaining to the Company's decision to change its reporting segments in 2015;

(iv) Any and all notes, records, and communications, including e-mail communications, minutes or other records of meetings, internal financial statements and models, pertaining to the Company's claim that it has achieved $45 million in annualized cost synergies, and reconciliation thereof;

(v) Any and all Board/Committee Materials, directly or indirectly relating to the Compensation Committee's annual review of the CEO's performance, as set forth under the Company's Corporate Governance Guidelines and the Compensation Committee's Charter, including any materials pertaining to the Compensation Committee's decision to use its discretion to adjust the Company's 2013 Adjusted EBIT and Adjusted EBITDA for "other non-recurring items" in addition to transaction and integration costs by $22.0 million and $16.8 million, respectively, which increased the CEO's bonus;

7. Excessive Spending on Company Board Meetings in "Destination" Locations

(i) Any and all Board/Committee Materials and communications, including e-mail communications, from all directors of the Company, directly or indirectly relating to all Board meetings that took place in any location other than the Company's corporate headquarters in Lexington, Kentucky and the decision to hold each particular Board meeting outside of the corporate headquarters, including (i) an itemized list of all expenditures related to each Board meeting that occurred outside the corporate headquarters, including, but not limited to, travel, accommodations, meeting venue, food, and entertainment, (ii) an attendee list for each such Board meeting, (iii) a list of all guests whose travel expenditures were incurred by the Company, and (iv) a list of all guests staying in hotel accommodations provided for by the Company in connection with each such Board meeting;

(ii) Any and all Board/Committee Materials and communications, including e-mail communications, from all directors of the Company, directly or indirectly relating to total expenditures for each Board meeting that took place at the corporate headquarters and the decision to hold each particular Board meeting at the corporate headquarters, including (i) an itemized list of all expenditures related to each Board meeting that occurred at the corporate headquarters, including, but not limited to, travel, accommodations, meeting venue, food, and entertainment, (ii) an attendee list for each such Board meeting, (iii) a list of all guests whose travel expenditures were incurred by the Company, and (iv) a list of all guests staying in hotel accommodations provided for by the Company in connection with each such Board meeting;

8. General

(i) Any and all Board/Committee Materials relating to the annual self-evaluation conducted by the Board in accordance with the Company's Corporate Governance Guidelines to determine whether the Board is functioning effectively;

(ii)   Any and all Board/Committee Materials relating to the annual self-evaluations conducted by the Audit, Compensation and Governance Committees, as reported to the Board, concerning such evaluations as provided in each committee's charter. The Board should consider the results of such committee evaluations in conducting its own annual self-evaluation. The Governance Committee is responsible for oversight of the evaluation of the performance of the Board and senior management;

(iii)   Any and all Board/Committee Materials or other records or communications, including e-mail communications, relating to any deliberation or evaluation by the Board, or any Committee thereof, with respect to the appointment of an H Partners representative to the Board; and

(iv)   Any and all Board/Committee Materials or communications by any director of the Company, including e-mail communications, relating to (i) any pre-existing relationships, whether business or personal, amongst existing directors and the Company's director nominees to determine whether such director nominees are considered independent and (ii) the interrelatedness of the Board, including communications between and/or amongst any existing directors and the Company's director nominees during the three years prior to such director nominees' nomination to the Board.

H Partners demands that modifications, additions or deletions to any and all information referred to in paragraphs 1(i) through 8(iv) be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.

The purpose of this demand is to allow H Partners to (i) make an independent determination as to the existence and extent of any improper relationship or actions, materially inadequate disclosure, reporting violation, or breach of fiduciary duty by any members of the Board, in each case with respect to the matters discussed herein, and (ii) examine the extent of the waste of corporate assets and mismanagement at the Company and potential claims for breach of fiduciary duty relating thereto.

It is requested that the information identified above be made available to the designated parties by April 2, 2015.

Please advise as promptly as practicable where and when the items demanded above will be made available. If the Company has not responded within five business days of the date of this demand, H Partners will assume the Company does not intend to comply and will proceed accordingly.

To the extent required by applicable law, H Partners will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

H Partners hereby designates and authorizes Steve Wolosky, Esq. and Andrew M. Freedman, Esq. of Olshan Frome Wolosky LLP and any other persons designated by either of them or by H Partners, acting singly or in any combination, to conduct the inspection and copying herein requested. Pursuant to Section 220 of the DGCL, you are required to respond to this demand and make available the requested materials within five business days of the date hereof. Accordingly, please advise Mr. Wolosky, at (212) 451-2333, or Mr. Freedman, at (212) 451-2250, as promptly as practicable within the requisite timeframe, when the items requested above will be made available to H Partners.

If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify H Partners immediately in writing, with a copy to Messrs. Wolosky and Freedman, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, H Partners will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. H Partners reserves the right to withdraw or modify this demand at any time.

Very truly yours,

H PARTNERS, LP

By: H Partners Capital, LLC, its general partner



By: _____

Name: Rehan Jaffer
Title: Managing Member



State of New York)
) ss:
County of New York)

Rehan Jaffer, being sworn, states under oath: I executed the foregoing letter, and the information and facts stated therein regarding H Partners, LP's status as a beneficial owner of Tempur Sealy International, Inc. and the purpose of this demand for inspection are true and correct. The redacted brokerage report from Goldman, Sachs & Co. evidencing such beneficial ownership attached to the foregoing letter as Exhibit A is a true and correct copy. Such inspection is reasonably related to H Partners, LP's interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of Tempur Sealy International, Inc.

Rehan Jaffer

Subscribed and sworn to before me
this 26TH day of March, 2015.

Notary Public

HEATHER J. BROOME
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6116776
Qualified in Kings County
My Commission Expires September 21, 2016

My commission expires: 9.21.16

EXHIBIT A



Advisor: H PARTNERS MANAGEMENT LLC
Fund: H PARTNERS LP
Business Date: Mar 25, 2015
Run Date: Mar 26, 2015 01:54 AM EDT

Custody Position AR=301508.8

GLOBAL
SECURITIES
SERVICES

Goldman Sachs

This material is for your private information, and Goldman Sachs is not soliciting any action based upon it. This material is provided to you to assist in your management of the reference portfolio. This material contains information provided by you and third parties, including pricing services, which may be indicative and subject to change and may not be complete, accurate or current and Goldman Sachs has no liability with respect thereto. This material may include debits or credits arising as a consequence of corporate actions and such debits or credits are indicative and may be subject to change as a consequence of, but not limited to, actions or omissions of the issuer and fluctuations in applicable foreign exchange rates. Values may be obtained from pricing services. This material and the valuation methodologies used are subject to change without notice and Goldman Sachs has no obligation to update you as to any such changes. This material may not reflect valuations you would receive from other dealers, or even from affiliates or other business units of Goldman Sachs. The stated prices/values are as of the date indicated, and cannot be relied upon as a representation that any transaction can be effected at this price. This material is intended only as a reference and should not be relied upon for the maintenance of your books and records or for tax, accounting, financial or regulatory reporting purposes, or for any disclosure purposes without your independent review of such material and, in consultation with your professional advisors, your determination of whether any adjustments are appropriate given your circumstances. Securities positions not held at Goldman Sachs or its affiliates have not been verified for their existence or valuation. Any questions regarding the nature of this material should be raised promptly with your Goldman Sachs contact person.

Positions

Core Custody Position

Description	Investment	Long/Short Code	Trade Date Quantity	Pending Quantity	Local Currency	Market Price(Local) [1]	Market Price(Base)	Market Value(local)	Market Value(Base)	Isin	Sedol	Cusip	Symbol
H PARTNERS MANAGEMENT LLC • H PARTNERS LP • USD													
TEMPUR SEALY INTERNATIONAL INC CMN	TPX	L	3,642,500	0.00	USD	57.800000	57.8000	210,536,500	210,536,500	US88023U1016	2216991	88023U101	TPX

The content of this report is based on contractual settlement. Positions shown in this report may include transactions which had not settled on the due date but which GS had, in its discretion, provisionally credited or debited the Account with on such due date of settlement, as if the transaction had actually settled on that date. Positions may be held at GSCO, GSI, another GS Affiliate, segregated at Montague Place Custody Services (MPCS), or in the sub-custody network of GSI or MPCS (as applicable).

This material is not an official Goldman Sachs statement: if there is any discrepancy between this material and your official statement, the official statement should be relied upon.

EXHIBIT B

AO 257 (Rev. 6/78)

DEFENDANT INFORMATION RELATIVE TO A CRIMINAL ACTION - IN U.S. DISTRICT COURT

BY: ☐ COMPLAINT ☒ INFORMATION ☐ INDICTMENT ☐ SUPERSEDING

Name of District Court, and/or Judge/Magistrate Location
NORTHERN DISTRICT OF CALIFORNIA
SAN FRANCISCO DIVISION

FILED 2010 FEB -5 P 2:45 RICHARD W. WIEKING CLERK, U.S. DISTRICT COURT NORTHERN DISTRICT OF CALIFORNIA

E-filing

OFFENSE CHARGED

VIOLATION: Please see Attachment A

☐ Petty
☐ Minor
☐ Misde-meanor
☒ Felony

PENALTY: Please see Attachment A

DEFENDANT - U.S

KING CHUEN TANG, a.k.a. Chen Tang

DISTRICT COURT NUMBER

CR10 0080 JSW

PROCEEDING

Name of Complainant Agency, or Person (& Title, if any)

FBI

☐ person is awaiting trial in another Federal or State Court, give name of court

☐ this person/proceeding is transferred from another district per (circle one) FRCrp 20, 21, or 40. Show District

☐ this is a reprosecution of charges previously dismissed which were dismissed on motion of:
☐ U.S. ATTORNEY ☐ DEFENSE
SHOW DOCKET NO.

☐ this prosecution relates to a pending case involving this same defendant

☐ prior proceedings or appearance(s) before U.S. Magistrate regarding this defendant were recorded under
MAGISTRATE CASE NO.

Name and Office of Person Furnishing Information on this form: JOSEPH P. RUSSONIELLO
☒ U.S. Attorney ☐ Other U.S. Agency

Name of Assistant U.S. Attorney (if assigned): JONATHAN D. SCHMIDT

DEFENDANT

IS *NOT* IN CUSTODY

1) ☒ Has not been arrested, pending outcome this proceeding. If not detained give date any prior summons was served on above charges

2) ☐ Is a Fugitive

3) ☐ Is on Bail or Release from (show District)

IS IN CUSTODY

4) ☐ On this charge

5) ☐ On another conviction } ☐ Federal ☐ State

6) ☐ Awaiting trial on other charges

If answer to (6) is "Yes", show name of institution

Has detainer been filed? ☐ Yes ☐ No } If "Yes" give date filed

DATE OF ARREST Month/Day/Year

Or... if Arresting Agency & Warrant were not

DATE TRANSFERRED TO U.S. CUSTODY Month/Day/Year

☐ This report amends AO 257 previously submitted

ADDITIONAL INFORMATION OR COMMENTS

PROCESS:

☐ SUMMONS ☒ NO PROCESS* ☐ WARRANT

Bail Amount:

If Summons, complete following:
☐ Arraignment ☐ Initial Appearance

Defendant Address:

** Where defendant previously apprehended on complaint, no new summons or warrant needed, since Magistrate has scheduled arraignment*

Date/Time: Before Judge:

Comments:

ATTACHMENT A

VIOLATION:

COUNT ONE: Title 18 U.S.C. § 371-Conspiracy

COUNT TWO: Title 15 U.S.C. § 78j(b) and 78ff, and
Title17 C..F.R. § 24.10b5, 240.10b5-1-Insider Trading

PENALTY: **CR10 0080**

COUNT ONE: 5 years imprisonment; fine $250,000 or twice the gross gain or loss that resulted from the offense; 3 years Supervised Release; $100 special assessment and restitution to be determined.

COUNT TWO: 20 years imprisonment; fine $5 million or twice the gross gain or loss from the offense; 5 years Supervised Release; $100 special assessment and restitution to be determined.

JOSEPH P. RUSSONIELLO (CABN 44332)
United States Attorney

E-filing

FILED
2010 FEB -5 P 2:45
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

JSW

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

UNITED STATES OF AMERICA, Plaintiff, v. KING CHUEN TANG, a.k.a Chen Tang, Defendant.	CR10 0080 No. VIOLATIONS: 18 United States Code § 371 – Conspiracy; 15, United States Code, §§ 78j(b) and 78ff, and Title 17, Code of Federal Regulations, §§ 240.10b-5,240.10b5-1 and 240.10b5-2. – Insider Trading SAN FRANCISCO VENUE

INFORMATION

The United States Attorney charges:

COUNT ONE:

Between on or about April 19, 2007, to on or about March 24, 2008, in the Northern District of California, the defendant,

KING CHUEN TANG,
a.k.a., Chen Tang,

did knowingly conspire with Joseph Seto, Ming Siu, James Tang, Ronald Yee, Eddie Yu, and Zisen Yu, to commit an offense against the United States, specifically insider trading in violation of Title 15, United States Code, Sections 78j(b) and 78ff, and Title 17, Code of Federal Regulations, Sections 240.10b-5, 240.10b5-1, and 240.10b5-2, and did the following overt act to

INFORMATION

1   effect the object of the conspiracy: on March 13, 2008, King Chuen Tang, a.k.a. Chen Tang,

2   knowing material non-public information about Tempur-Pedic International, Inc., purchased

3   Tempur securities, all in violation of Title 18, United States Code, Section 371.

4   COUNT TWO:

5   Between on or about February 7, 2008, and on or about March 24, 2008, in the Northern

6   District of California, the defendant,

7   KING CHUEN TANG,
                      a.k.a., Chen Tang,

8   did willfully, directly and indirectly, by the use of any means and instrumentalities of interstate

9   commerce and a facility of a national securities exchange, in connection with the purchase and

10   sale of a security registered on a national security exchange, used and employed a manipulative

11   and deceptive device and contrivance in contravention of rules and regulations prescribed by the

12   Securities Exchange Commission, specifically insider trading, all in violation of Title 15, United

13   States Code, Sections 78j(b) and 78ff, and Title 17, Code of Federal Regulations, Sections

14   240.10b-5, 240.10b5-1, and 240.10b5-2.

15

16   DATED: 2-3-10   JOSEPH P. RUSSONIELLO

17

18   BRIAN J. STRETCH
                                            Chief, Criminal Division
19

20

21   (Approved as to form: _____)

22   JONATHAN SCHMIDT
     Assistant United States Attorney
23

24

25

26

27

28

EXHIBIT C

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SECURITIES AND EXCHANGE
COMMISSION,

           Plaintiff,

       v.

KING CHUEN TANG, ET AL.,

           Defendants.

No. C-09-05146 JCS

**ORDER RE SUMMARY JUDGMENT
MOTIONS [Docket Nos. 196, 197, 198]**

I.   INTRODUCTION

Currently before the Court are the following summary judgment motions ("the Motions"): 1) Defendant Ronald Yee's Motion for Summary Judgment [Docket No. 197] ("Yee SJ Motion"); 2) Defendant King S. Tang a/k/a James Tang's Motion for Summary Judgment [Docket No. 196] ("J. Tang SJ Motion"); and 3) Defendant Ming Siu's Motion for Partial Summary Judgment [Docket No. 198] ("Siu SJ Motion"). In addition to his own partial summary judgment motion, Defendant Ming Siu joins in the J. Tang SJ Motion and the Yee SJ Motion. *See* Docket Nos. 202 and 203. Similarly, Defendant James Tang joins in the Yee SJ Motion [Docket No. 212]. The parties have consented to the jurisdiction of a United States magistrate judge pursuant to 28 U.S.C. § 636(c). A hearing on the Motions was held on December 16, 2011 at 9:30 a.m.

II.   BACKGROUND

A.   Complaint

In the Complaint, the SEC offers the following summary of the allegations in this case:

United States District Court
For the Northern District of California

SUMMARY

1.	This case involves extensive insider trading by Chen Tang and his friends and relatives in the securities of Tempur-Pedic International, Inc. ("Tempur") and Acxiom Corporation ("Acxiom") during the 2007-2008 time frame. Through their personal brokerage and retirement accounts, the accounts of their spouses, children and relatives, and the accounts of several privately-offered investment funds that they managed, Chen Tang and his trading partners Ming Siu, Joseph Seto, and Zisen Yu (together with Chen Tang, the "Tang trading partners") illegally traded in Tempur securities in 2008, and all of the Defendants except tipper Ronald Yee illegally traded in the securities of Acxiom in 2007. . . .

2.	In February and March 2008, Chen Tang learned in the course of his employment as the Chief Financial Officer for a private equity funds ("PEF") that: 1) PEF planned to make a large, market-moving purchase of Tempur securities ("the Tempur Purchase"); 2) Tempur planned to preannounce that it expected to miss its earning forecast for the quarter ("the Preannouncement"); and 3) PEF had decided to time the Tempur Purchase to follow the Preannouncement. In breach of his duty to PEF, each time Chen Tang learned a new piece of inside information concerning Tempur or its securities, he tipped the Tang trading partners, who, in turn, traded on the basis of the information. Specifically, two of the Tang trading partners initiated long positions in Tempur after Chen Tang told them about PEF's interest in the Tempur Purchase. When PEF decided to postpone a final investment decision, these traders closed their long positions, and all the Tang trading partners later executed short sales and put option purchases after Chen Tang told them about Tempur's plan to issue the Preannouncement. After the Preannouncement, they immediately reversed course and bought Tempur stock and call options before PEF executed the Tempur Purchase. Through trades in their personal accounts, as well as other accounts under their control, the Tang trading partners collectively realized approximately $1,996,737 in total profits from the Tempur trading.

3.	This was not the first time that Chen Tang and the other Tang trading partners had engaged in insider trading. In April 2007, Defendant Ronald Yee, who is Chen Tang's brother-in-law and, at the time, was the CFO of a venture capital fund ("VCF"), learned in the course of his employment that an investment firm was interested in buying Acxiom, and that VCF planned to submit a competing bid of its own. Months later, in August 2007, after Acxiom and VCF had entered into a Merger Agreement, Ronald Yee learned, in the course of his employment, that the deal was in jeopardy. As soon as Yee learned about each of these matters, and in breach of his duties to VCF, he conveyed the material, nonpublic information to Chen Tang, who, in turn, tipped his friends and relatives. Based on the April 2007 tip concerning VCF's bid for Acxiom, the Tang trading partners, and Defendants James Tang and Eddie Yu, bought Acxiom securities. Following the August 2007 tip that the deal was in jeopardy, the Tang trading partners short sold Acxiom securities. Through trades in their personal accounts, as well as other accounts under their control, the Acxiom traders collectively realized approximately $6,018,610 in total profits.

4.	The Relief Defendants are relatives and friends of the Defendants and privately-offered investment funds operated by certain Defendants. In addition to executing trades in their own brokerage accounts, Defendants executed illegal trades in brokerage accounts held by the Relief Defendants.

5.	Defendants have violated Section 10(b) of the Securities Exchange Act of 1934, ("Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5]. In addition, Ronald Yee and the Tang trading partners violated Section 17(a) of the Securities Act of 1933 ("Securities Act") [15 U.S.C. § 77q(a)]. The Commission, in the interest of protecting the public from any further fraudulent activity, brings this action against Defendants seeking permanent injunctive relief, disgorgement of illicit profits with

2

accrued prejudgment interest, and civil monetary penalties. Additionally, the Commission seeks disgorgement from the Relief Defendants, of all funds derived, directly or indirectly, from the Defendants' fraudulent conduct, and an accounting from the Relief Defendants for the receipt, use, and disposition of all insider trading proceeds.

Complaint, ¶¶ 1-4, 5.

B. The Defendants and Other Relevant Entities

In support of the Motions, the parties submitted a joint statement of undisputed facts, which includes the following summary of the defendants in this case and other relevant entities:

I. DEFENDANTS

1. Chen Tang is a resident of Fremont, California. From 1999 until approximately 2008, he has worked in financial positions with various private equity and venture capital funds . . . . [Dep. Ex. 1.] From October 2007 to April 2008, Chen Tang was the CFO of Friedman, Fleisher & Lowe ("FFL"). [C. Tang Tr. at 17]

2. Ronald Yee is a resident of Fremont, California but during the relevant period also resided in San Francisco during the work week. [Yee Tr. 214] From 2005 to June 2008, he was the CFO of ValueAct. [Yee Test. 49] In addition to being Chen Tang's brother-in-law, Ronald Yee is the younger brother of Defendant Eddie Yu. [Yee Answer ¶ 10; Yee Tr. 21, 30]

3. Zisen Yu is a resident of Fremont, California. Since 1998, Zisen Yu has worked as a microchip test engineer in Santa Clara, California. [Z. Yu Tr. 7, Z. Yu test. 57.]

4. Ming Siu is a resident of Hayward, California. From November 2007 to May 2008, Ming Siu worked in the finance department of a private equity firm. [Siu Answer ¶ 13.]

5. Joseph Seto is a resident of San Francisco, California. He has operated a small family-owned printing business since 1992. [Seto Tran. 10, 14, 26, 156]

6. James Tang is a resident of San Gabriel, California. He has been an information technology consultant since 1994. He is Chen Tang's brother. He has met Zisen Yu and Ronald Yee. [J. Tang Answer ¶ 15.]

7. Venture Associates Fund I ("VAFI") is a privately-offered investment fund that Chen Tang created in 1999. Chen Tang is managing partner of VAFI. Through VAFI, Chen Tang traded in the securities of Acxiom. [VAFI Answer ¶ 17.]

8. Tang Capital Partners ("TCP") is a privately-offered investment fund organized under the laws of California. Chen Tang created it in 2005 to invest in private equities and public securities. Chen Tang is general partner of TCP. VAFI and Chen Tang are the only investors in TCP. Through TCP, Chen Tang traded in the securities of both Acxiom and Tempur during the relevant periods. [TCP Answer ¶ 18.]

9. Acceleration Capital Partners ("ACP") is a privately-offered investment fund organized under the laws of California. Zisen Yu is the general partner of ACP through an entity for which he serves as the sole managing member. Chen Tang, Zisen Yu, Ming Siu, and Joseph Seto are, along with other individuals, investors in ACP. [ACP Answer ¶ 7; Z. Yu Answer ¶ 19.]

10.   American Pegasus Long Short Fund Segregated Portfolio ("APLS") was formed in 2006, and is a segregated portfolio of the American Pegasus SPC, a privately-offered investment fund formed in 2004 as a Cayman Islands limited liability corporation. Chen Tang, Zisen Yu, and Joseph Seto, and/or funds under their control, are investors in APLS. [Z. Yu Answer ¶ 20; APLS Answer ¶ 20.]

11.   Pin Lee Tang is Chen and James Tang's mother. She resides in Hong Kong. Chen Tang traded Acxiom securities in her account. [Ping Lee Tang Answer ¶ 21.]

12.   Ka Ling Lee is Chen and James Tang's aunt. She resides in San Francisco. Chen Tang traded Acxiom and Tempur securities in her brokerage account. [Ka Ling Lee Answer ¶ 22; C. Tang Tran. 240.]

13.   Yin Lee Ka and Cheung-Ting Ka are Chen and James Tang's aunt and uncle.They reside in Fountain Valley, California. Chen Tang traded in Acxiom securities in brokerage accounts held by his aunt and uncle. [Yin Lee Ka Answer ¶ 23.]

14.   Sylvia Tsui was Ming Siu's girlfriend. They are now married. [M. Siu Answer ¶ 24.]

15.   Doi Ping Siu, Yuen-Lai Ma, and Leung-Kee Siu are Ming Siu's sister, mother, and father, respectively (collectively, the "Siu Family"). They reside in Hong Kong. Ming Siu traded in securities of Acxiom and Tempur in a brokerage account held by his sister. His mother and father contributed funds to the brokerage account held by his sister. [M. Siu Answer ¶ 25.]

16.   Rosalie Cho is James Tang's girlfriend. James Tang traded in Acxiom securities in a brokerage account held by Cho. [J. Tang Tran. 9.]

17.   Chen Tang traded in Acxiom securities in the brokerage accounts of his two minor children. [Minor Child I and II, Answers ¶¶ 27.]

II.   OTHER RELEVANT ENTITIES

18.   Tempur-Pedic International, Inc. ("Tempur") is a Delaware corporation headquartered in Lexington, Kentucky. Tempur manufactures and distributes premium mattresses and pillows made from proprietary materials. Tempur's common stock trades on New York Stock Exchange under the ticker symbol "TPX." [Yee Answer ¶ 29.]

19.   Acxiom Corporation ("Acxiom") is a Delaware corporation headquartered in Little Rock, Arkansas. Acxiom provides computer processing and data preparation and processing services to companies worldwide. Acxiom's common stock trades on NASDAQ under the ticker symbol "ACXM." [Yee Answer ¶ 30.]

20.   Friedman, Fleischer & Lowe ("FFL") is a private equity firm headquartered in San Francisco, California. Chen Tang was FFL's Chief Financial Officer from October 2007 to April 2008 [Ford Tran. 7; C. Tang Trans. 17, 209]

21.   ValueAct Capital Management, LP ("ValueAct") is a private equity fund headquartered in San Francisco, California. Ronald Yee was ValueAct's CFO from June 2005 to 2008 [C. Tang Trans. 55; Yee Trans. 10.]

22.   Chen Tang is a sophisticated investor and active trader. During the relevant periods, he conducted securities transactions in his brokerage accounts, the brokerage accounts of several of his family members, and the brokerage accounts of several privately-offered investment funds. [C. Tang Tran. 70-72.]

C. Guilty Pleas in Parallel Criminal Case

On April 16, 2010, in a parallel criminal case, Chen Tang ("Chen") pleaded guilty to a two-count information charging him with conspiracy and securities fraud (insider trading) relating to purchases he made and caused others to make in the securities of Tempur and Acxiom in violation of, among other provisions, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder (violations that are the subject matter of this litigation). Declaration of Jennifer D. Brandt in Support of Plaintiff's Response to Ronald Yee and James Tang's Motions for Summary Judgment and to Ming Siu's Motion for Partial Summary Judgment ("Brandt Decl."), App. 183-191 (Chen Plea Agreement, *United States v. King Chuen Tang, a.k.a., Chen Tang*, No. CR-10-0080-JSW (N.D. Cal. April 16, 2010)).

On September 9, 2011, Seto and Yu both pleaded guilty to conspiracy to commit insider trading relating to purchases they made in the securities of Tempur in the parallel criminal matters. Brandt Decl., App. 174-182 (Seto Plea Agreement, *United States v. Joseph Seto*, No. CR 11-0397-JSW (N. D. Cal.)) and App. 192-199 (Yu Plea Agreement, *United States v. Zisen Yu*, No. CR 11-0397-JSW (N. D. Cal.)).

D. Allegations and Evidence Relating to Yee

Ronald Yee is alleged to have been the "tipper" as to two tips that resulted in improper Acxiom trades, the first in April 2007 ("April Tip") and the second in August 2007 ("August Tip"). *See* Complaint, ¶¶ 70-72, 85.

1. April Tip

As to the April Tip, the complaint alleges as follows:

70. Around February 2007, VCF learned that another venture capital fund had expressed interest in acquiring Acxiom. On Thursday, April 19, 2007, VCF began considering whether to submit a competing bid of its own to buy Acxiom. The same day, through his employment as VCF's CFO, Ronald Yee received VCF e-mails that made references to a deal under consideration with Acxiom. Ronald Yee began working on assignments related to the potential deal either that evening or the following day.

71. The interest that VCF and another bidder had expressed in acquiring Acxiom was confidential information that, according to VCF's Code of Ethics, Ronald Yee was prohibited from disclosing.

72.   However, immediately after learning this information, from his work phone, Ronald Yee called Chen Tang's cell and home phones and conveyed to Chen Tang the material, nonpublic information he had learned.

Complaint, ¶¶ 70-72. According to the Complaint, the improper trades that were made based on this tip began on April 23, 2007. *Id.*, ¶ 75.

In his plea agreement, Chen admitted to the truth of the following statement:

Ronald Yee is my brother-in-law. Starting in 2005, Ronald Yee was the Chief Financial Officer of ValueAct. In April, 2007, ValueAct began to consider submitting a bid to acquire Acxiom. This information was material non-public information. . . . In April, 2007, Ronald Yee and I had a conversation about the stocks in the ValueAct portfolio. In that conversation, Ronald Yee told me that now would be a good time to buy Acxiom stock. . . . I shared this information with Joseph Seto, Ming Siu, and Zisen Yu. . . .

Brandt Decl., App. 183-191 (Chen Plea Agreement).

In his deposition, which was taken after Chen agreed to cooperate with the government, Chen testified that he could not remember when he had the conversation with Yee referenced in his plea agreement. Declaration of Michael D. Celio in Support of Defendant Ronald Yee's Motion for Summary Judgment ("Celio SJ Decl."), Ex. B (Chen Dep.) at 159-175. He testified that he thought that the conversation occurred before April 23, 2007. *Id.* at 175. He also remembered that the conversation occurred in his backyard, testifying as follows:

I was home doing yardwork. He was over. And we were chatting in the yard as I was doing yardwork. I brought up a conversation – I talked to him about some of the investments in ValueAct. I mentioned you guys are very public about your criticism about the management. I don't know if I told him about my research and the 10b5. I don't remember. I don't remember the specifics. But I've followed the stock a lot and I talked to him about how – I mean, pretty much recap. . . .And at some point he said to me – I don't remember the exact words – but I take it to mean he's telling me now is the time to buy Acxiom.

Id. at 162. Chen also testified that the weather was "sunny" when the conversation occurred. *Id.* at 394. According to Chen, during this conversation ("the Backyard Conversation"), he and Yee also discussed the possibility of Chen making an investment in the ValueAct SmallCap Fund. *Id.* at 395, 425. According to Chen, he was hoping for a discount on ValueAct's normal fees. *Id.* at 395. Chen confirmed that a wire transfer dated March 28, 2007 reflected the investment that Yee and Chen discussed. *Id.* at 423-433.

Yee testified in his deposition that he called Chen on April 19, 2007 at 11:20 p.m., Eastern time, and had a 4-minute conversation with him. Brandt Decl., App. 117 (Yee Dep.) at 114-115.

6

1 According to Yee, during this conversation he and Tang discussed a new hire that ValueAct had

2 made an offer to that day and the transition that would occur when a ValueAct consult left the

3 company. *Id.* According to Yee, the only other thing he and Chen discussed was that Chen had just

4 come back from a camping trip with his daughter. *Id.* at 117.

5   Joseph Seto testified he received a call from Yu around noon on April 19, 2007 in which Yu

6 told him that Chen had learned from his relative (Yee) that now was a good time to buy Acxiom

7 stock. Celio Decl., Ex. Z (Seto Dep.) at 37-38. Seto's telephone records reflect that Seto received a

8 number of telephone calls that day from Yu's work telephone number, the latest at 1:27 p.m. *Id.* at

9 198-199.

10   **2. August Tip**

11   With respect to the August Tip, the Complaint alleges as follows:

12 85.   On August 27, 2007, Ronald Yee attended a VCF partner's meeting, where the
    partners were informed that the VCF-Acxiom deal was in peril. That day, Ronald Yee called
13 Chen Tang at work for the first time in a month, and conveyed to him additional material,
    nonpublic information he had learned concerning the merger. Chen Tang, in turn, tipped the
14 other trading partners.

15 Complaint, ¶ 85.

16   Yee testified in his deposition that investment meetings were conducted every Monday

17 morning at ValueAct and that he attended these meetings every week. Celio SJ Decl., Ex. D (Yee

18 Dep.) at 52-53. Yee further testified that he attended the investment meeting that occurred on

19 August 27, 2007, but that he did not recollect whether there was a discussion about the Acxiom

20 transaction. Celio Dcl., Ex. C (Yee Dep.) at 246. Yee testified that he called Chen on August 27,

21 2007 at 6:55 pm, Eastern time, to get Chen's advice relating to the possible purchase by ValueAct of

22 a used jet. Brandt Decl., App. 119 (Yee Dep. at 246-249). He further testified that he did not

23 provide Chen any insider information about the Acxiom deal during the conversation. Celio SJ

24 Decl., Ex. C (Yee Dep.) at 250.

25   Seto testified in his deposition that sometime in August 2007 ("it could be August 28 or 29"),

26 Yu told him that he had learned from Chen (who had learned from Yee) that the Acxiom buy-out

27 might fall apart. Brandt Decl., App. 55 (Seto Dep. at 170-171).

28

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1   In Chen's deposition, he testified that the only trades he conducted using insider information

2   were the Tempur trades and the April Acxiom trades. Celio SJ Decl., Ex. B (Chen Dep.) at 118.

3   **E.   Allegations and Evidence Relating to James Tang**

4   The Complaint alleges that James Tang ("James") illegally traded in the securities of Acxiom

5   (but not Tempur) in 2007 based on tips from Yee that Chen passed on to James. Complaint, ¶¶ 1,

6   70-73. In his plea agreement, Chen agreed that the following statement was true:

7   In April, 2007, Ronald Yee and I had a conversation about the stocks in the ValueAct
         portfolio. In that conversation, Ronald Yee told me that now would be a good time to buy
8   Acxiom stock. . . . I shared this information with Joseph Seto, Ming Siu, and Zisen Yu. I also
         told James Tang and Eddie Yu to buy Acxiom stock.
9

10   Brandt Decl., App. 186 (Chen Plea Agreement at 4).

11   James Tang was an active day trader in 2007. *See* Declaration of Thomas M. Brown With

12   Exhibits in Support of Defendant King S. Tang a/k/a James Tang's Notice of Motion and Motion for

13   Summary Judgment ("Brown Decl."), Ex. A (E*Trade and Charles Schwab account statement

14   produced by James for the period April through June 2007, showing hundreds of trades during that

15   period). Since 1993, James and Chen have collaborated on investment ideas. Joint Statement of

16   Undisputed Facts re Motions for Summary Judgment ("UF") 29 (citing Chen Dep. at 72). For

17   several years, Chen has made multiple recommendations to James about stock purchases. UF 30

18   (citing Chen Dep. at 444).

19   James traded in Acxiom securities from April 24, 2007 to June 12, 2007. UF 31. According

20   to SEC investigators Jason Rogers and Jonathan Scott, in a March 28, 2008 telephone interview with

21   James regarding the Acxiom trades, James told them that he did "not know anyone who works at

22   Acxiom [or] ValueAct," that he "never had any non-public information about Acxiom prior to

23   purchasing his shares," and that he "did not discuss the Acxiom trade with anyone else." Brandt

24   Decl., App. 200-201 (March 28, 2008 Memorandum by Jason Rogers and Jonathan Scott

25   memorializing telephone interview).[1]

26   _____

27   [1]James Tang filed an objection to this document on the basis that it constitutes inadmissible
     hearsay under Rules 801-803 of the Federal Rules of Evidence. *See* The objection is overruled. While
28   the document itself constitutes hearsay that may not be admissible at trial, it is sufficient to show that
     Defendants will be able to present *admissible* evidence at trial relating to the content of the March 28

James testified in his SEC deposition, in November 2008, that around the time of these trades he conducted research on Yahoo! message board postings about a possible corporate takeover, read news releases about the company, and studied information on the Internet about a possible merger between Acxiom and Dun & Bradstreet or ValueAct. Brown Decl., Ex. D (J. Tang SEC Dep.) at 155 -157, 163. James Tang also testified in that deposition that he had a conversation with Chen about Acxiom, though he did not remember when it occurred. *Id*. at 167. According to James, Chen told him that there was "some sort of filing on a regular interval or certain sales on a regular interval" that had "stopped" and that Chen thought this "was a sign of something coming." *Id*. at 166-167.

Chen testified at his deposition that around the time of the April trades he discovered through his own research that an Acxiom executive had discontinued his 10b5-1 trading plan for Acxiom securities and had stopped selling securities on a regular schedule, which led Chen to believe someone was interested in acquiring Acxiom. Brown Decl., Ex. B (Chen Dep.) at 151-152. According to Chen, this was a "huge" discovery, which he shared with his "regular trading buddies," that is, Ming Siu, Zisen Yu and Joseph Seto. *Id*. at 153. In addition, he testified that he "may have" told James Chen about his discovery. *Id*. Later in his deposition, when asked about the statement in his plea agreement quoted above ("I also told James Tang and Eddie Yu to buy Acxiom stock"), Chen testified that when he recommended to James that he purchase Acxiom stock, James did not ask Chen why he recommended the purchase. Brown Decl., Ex. C (Chen Dep.) at 363-364, 444. Chen further testified that "James doesn't get into the details. He's a day trader. And I – discussions with him about trading, it's not much more than what I am interested in lately." *Id*. at 364. Finally, Chen testified that he did not tell James at any point, either explicitly or by implication, that he had obtained material, non-public information from Yee about Acxiom. *Id*. at 442. Rather, Chen "simply told him" that he was buying Acxiom. *Id*.

---

interview in the form of direct testimony by Jason Rogers and/or Jonathan Scott. At oral argument, the Court inquired whether Defendants would insist that actual declarations from the investigators be provided by the SEC in support of its Opposition to the summary judgment motions. No Defendant indicated that such declarations were required.

Yee testified at his deposition that he never spoke to James Tang about Acxiom or even recommended that James Tang purchase Acxiom securities. Brown Decl., Ex. E (Yee Dep.), at 263.

F. Allegations and Evidence Relating to Ming Siu

1. The Complaint

In the Complaint, the SEC alleges that Siu committed insider trading in Tempur securities with respect to three transactions: (i) the purchase of Tempur securities on February 11 and 12, 2008 (Complaint, ¶¶ 32-41) ("the February 11 Trading"); (ii) the purchase of put option contracts to sell Tempur securities on March 14, 2008 (*id.,* ¶¶ 42-56) ("the March 14 Trading"); and (iii) the purchase of Tempur securities from March 18 to March 20, 2008 (*id.,* ¶¶ 57-65) ("the March 18-20 Trading").

a. The February 11 Trading

With respect to the February 11 Trading, the Complaint alleges as follows:

32.   In February 2008, [Private Equity Fund ("PEF")] began to contemplate making a large, market-moving purchase of Tempur stock (the Tempur Purchase). A partner at PEF held a seat on Tempur's board of directors (the "PEF Partner"). He assembled a deal team to consider the Tempur Purchase, and asked a director at PEF ("the Deal Team Manager") to lead the deal team.

33.   On February 7, 2008, in the course of his employment as CFO for PEF, Chen Tang acquired material, non-public information concerning the Tempur Purchase. Specifically, the Deal Team Manager asked Chen Tang to increase PEF's credit facility to fund a potential purchase of Tempur stock, and to set up a brokerage account to acquire shares in the company on the open market. At the time, Chen Tang understood that PEF planned to acquire the stock by February 11, 2008. This information was available to Chen Tang only as an insider of PEF, and it was highly confidential.

. . .

36.   At 9:00 a.m. on February 11, Chen Tang attended the Monday morning investment meeting. The PEF Partner advised everyone at the meeting that the Tempur Purchase was under consideration. The deal team, however, was not prepared to make a recommendation by the time of that meeting, so they rescheduled investment deliberations for February 14, 2008.

. . .

38.   On each day between February 7-13, 2008, Chen Tang, in breach of his duties of trust and confidence to PEF, had telephone conversations with Ming Siu and Joseph Seto wherein he conveyed to them material, nonpublic information concerning PEF's interest in the Tempur Purchase. For example, on February 11, a few hours after Chen Tang learned that PEF had decided to defer an investment decision, Chen Tang conveyed that information to Ming Siu and Joseph Seto in telephone conversations he had with them.

10

1   Complaint, ¶¶ 32-33, 36, 38. The complaint further alleges that Ming Siu executed trades in Tempur

2   common stock using this non-public information on February 11 and 12, 2008. *Id.*, ¶ 39.

3   **b.**   **The March 14 Trading**

4   As to the March 14 Trading, the Complaint alleges as follows:

5   42.   On March 12, 2008, while PEF was considering the Tempur Purchase, Tempur convened a special telephonic meeting of its board of directors, which included the PEF Partner. At the meeting, Tempur management told the board that it expected Tempur would not meet its quarterly earnings forecast. Tempur's first-quarter earnings announcement was scheduled for April 17, 2008. Management recommended that the company preannounce revised guidance for the quarter, and the board resolved to issue the Preannouncement before the marked [sic] opening on the morning of March 17.

9   43.   The fact that Tempur would miss its earnings forecast and issue an unscheduled announcement was material, nonpublic information. As a result of the Board's decision to issue the Preannouncement, Tempur initiated a trading blackout for insiders. Because the PEF Partner held a seat on Tempur's board, PEF was subject to the trading blackout.

11   44.   Later in the day on March 12, the PEF partner conveyed what he had learned at the board meeting to the Deal Team Manager. They decided that, because Tempur's share price would almost certainly decline following the Preannouncement, the post-Preannouncement period would be an opportune time for PEF to execute the Tempur Purchase. Tempur policy required a two-day waiting period for trades by insiders following announcements of material events. Thus, the earliest PEF could trade was March 19.

15   45.   Later on March 12, the Deal Team Manager told Chen Tang about Tempur's plan to issue the Preannouncement on March 17, and stated that PEF needed to be in a position to draw on its extended line of credit to fund the Tempur investment by March 19.

17   46.   On March 12-13, there was a flurry of phone activity between Chen Tang and the other Tang trading partners. During these calls, in breach of his duty to PEF and/or the source of the information, Chen Tang conveyed material, nonpublic information to the other Tang trading partners, both about the Preannouncement and PEF's plan to execute the Tempur Purchase soon after the Preannouncement.

20   47.   Early in the morning on March 13, the PEF Partner instructed Chen Tang to activate the extended line of credit at PEF's bank on the following Monday, March 17, to ensure that PEF would be in a position to initiate its investment on March 19. Chen Tang conveyed this confidential information to the other Tang trading partners.

22   48.   That same day, the Tang trading partners began establishing short positions in Tempur securities, both by selling Tempur securities short and by purchasing put option contracts. These were positions that would only be profitable to the traders if Tempur's stock price declined.

25   Complaint, ¶¶ 42, 44-48.

26   The Complaint further alleges that Ming Siu purchased put option contracts on March 14,

27   2008, establishing a short position, which he then closed on March 17 and 18, following the March

28   17 Preannouncement. *Id.*, ¶¶ 54-56. The Complaint alleges that the Preannouncement resulted in a

37% one-day drop in Tempur stock prices. *Id.*, ¶ 54. Accordingly, Ming Siu allegedly made insider trading profits of $110,967. *Id.*, ¶ 56. ACP, in which Ming Siu is an investor, allegedly made profits in the amount of $306,958. *Id.*

c.   The March 18-20 Trading

With respect to the Tempur securities purchased between March 18-20, the Complaint alleges as follows:

> 57.   On March 17, after the Preannouncement, the Tempur deal team gave a presentation to PEF, and discussed the new guidance Tempur issued in the Preannouncement. PEF approved the Tempur Purchase. The PEF Partner instructed Chen Tang to activate PEF's extended line of credit, to anticipate that PEF would purchase approximately $40-$50 million of Tempur securities that week, and would potentially make an additional investment of up to $30 million between April and June 2008. Chen Tang conveyed this material, nonpublic information to the other Tang trading partners.

Complaint, ¶ 57. The Complaint further alleges that beginning March 17 and "continuing in larger volumes on March 18-20" the Tang trading partners, including Ming Siu, purchased Tempur securities. *Id.*, ¶ 58. Allegedly, on March 19, PEF purchase $34 million in Tempur stock and on March 20, PEF purchased an additional $1.3 million in Tempur stock, resulting in a 2-day climb in Tempur's stock price of 18%. *Id.*, ¶¶ 59-60. The Complaint alleges that on "March 20, Chen Tang and the other Tang trading partners knew that, by market close, PEF would complete its immediate acquisitions of Tempur stock" and "[o]n that same day, they began selling their Tempur stock holdings, closing all of their remaining Tempur positions by March 24. *Id.*, ¶ 61. According to the Complaint, Ming Siu made over $60,000 in profits as a result, and ACP, in which Ming Siu was an investor, made $258,384 in profits. *Id.*, ¶ 62.

2.   The Undisputed Facts

The parties agreed on the following undisputed facts that are relevant to Ming Siu's alleged insider trading in Tempur securities:

> 37.   Defendant Ming Siu and Defendant Chen Tang were coworkers at Tallwood Venture Capital ("Tallwood") from June 2006 until March 2007. (Siu Dep. Tr. at 6:1-4, 7:16-17).
>
> 38.   In October 2007, Chen Tang left Tallwood to take a position as Chief Financial Officer for Friedman Fleischer & Lowe LLC ("FFL"), a private equity firm. (7/29/11 Tang Dep. Tr. at 17:3-5).
>
> 39.   On January 24, 2008, Tempur issued earnings guidance for 2008 that it expected a 17% to 26% increase in earnings per share over 2007. (Tang Ex. 19).

12

40.   On January 31, 2008, Sealy Corporation ("Sealy") issued a press release specifying that "[t]he difficult consumer spending environment combined with rising commodity cost pressures is expected to continue for the next few quarters." (Tang Ex. 20 at 1).

41.   On February 6, 2008, Select Comfort issued a press release stating, among other things, that "the company currently anticipates that net income will be lower than 2007 on flat to slightly lower year-over-year sales." (Tang Ex. 21 at 2).

42.   On February 7, 2008, FFL started looking at a potential investment in Tempur. (Ford Dep. Tr. at 24:6-23).

43.   FFL formed a deal team to look at a potential investment in Tempur. The deal team was led by Nancy Ford and included an FFL partner and three junior associates. (Ford Dep. Tr. at 24:6-23, 25:12-25).

44.   Chen Tang was not a member of FFL's deal team. (Ford Dep. Tr. at 47:4-6).

45.   Chen Tang learned of FFL's interest in Tempur on February 7, 2008, when Ms. Ford asked him to open a line of credit to finance the potential transaction. (Ford Dep. Tr. at 47:4-48:3).

46.   On February 11, 2008, Mr. Siu began to establish a long position in Tempur securities. (Siu Dep. Tr. at 129:9-130:22).

47.   On February 29, 2008, Tempur issued a press release announcing the planned retirement of Tempur's CEO. (Tang Ex. 22).

48.   On March 12, 2008, Sealy issued a press release announcing the resignation of Sealy's CEO. (Tang Ex. 23).

49.   In March 2008, Tempur's board of directors decided to announce that it would miss its earnings forecast. The announcement was scheduled for March 17, 2008. [Ford Tran. 32-34.]

50.   On March 12, 2008, Chris Masto, a member of Tempur's Board of Directors, notified Ms. Ford that Tempur intended to issue a preannouncement of weaker than expected earnings before the market opened on March 17, 2008. (Ford Dep. Tr. at 17:19-23, 26:6-27:4; 31:22-32:13).

51.   Following her conversation with Mr. Masto, Ms. Ford telephoned Chen Tang to discuss the timeline for arranging FFL's line of credit for its potential investment in Tempur. (Ford Dep. Tr. at 49:9-20; 7/29/11 Tang Dep. Tr. at 221:20-222:6).

52.   On March 12, 2008, FFL became subject to a trading blackout in Tempur securities due to Chris Masto's nonpublic knowledge regarding the content of Tempur's upcoming March 17 announcement. (Ford Dep. Tr. at 33:17-25).

53.   The mandatory trading blackout was scheduled to remain in place until March 19, 2008—two days following the March 17, 2008 announcement. (Ford Dep. Tr. at 33:17-25).

54.   On March 13, 2008, Chen Tang purchased put options to sell Tempur securities. (8/30/11 Tang Dep. Tr. at 269:13-22).

55.   On March 14, 2008, Mr. Siu purchased put options to sell Tempur securities. (Siu Dep. Tr. at 173:4-6).

56   Zisen Yu executed the Tempur trades in the brokerage account held by ACP. [Z. Yu Tran. 64.]

57.   Tempur issued the announcement before the market open on March 17, 2008. In the announcement, Tempur advised that it expected its first quarter 2008 earnings per share to be approximately half of the company's earnings per share for the first quarter of 2007. [3-17 Tempur-Pedic Press Release]On March 19, FFL began to purchase Tempur securities. (Ford Dep. Tr. at 34:1- 7).

59.   FFL ultimately purchased approximately $50,128,261 worth of Tempur securities over the course of two days, March 19 and March 20, 2008. (Schedule 13D (March 28, 2008), http://www.sec.gov/Archives/edgar/data/1206264/000092963808000238/sch13d.htm, at 12).

60.   On March 18, 2008, Chen Tang began to establish a long position in Tempur securities. (8/30/11 Tang Dep. Tr. at 298:5-7).

UF 37-60.

3.   The Evidence

a.   The February 11 Trading

In his deposition, Ming Siu testified that he did not believe he had had any discussions with Chen Tang about Tempur in February 2008 before he purchased Tempur securities on February 11. Declaration of Alexis Caloza in Support of Defendant Ming Siu's Motion for Partial Summary Judgment ("Caloza Decl."), Ex. J (Siu Dep.) at 131. He recalled calling Chen shortly *after* purchasing the Tempur securities, however, and testified that he and Chen discussed his investment in Tempur. *Id*. at 141. According to Siu, Chen told him that Tempur should be a short candidate during this conversation, so Siu closed his long position on February 12 and began to sell short. *Id*. at 173-174.

Chen similarly testified that he did not learn about Ming Siu's purchase of Tempur securities until after the purchase occurred. Caloza Decl., Ex. A (Chen Dep.) at 225. He also testified that prior to Ming Siu's purchases on February 11, he did not share with Ming Siu anything about Tempur that he had learned at FFL and did not tell Ming Siu about any upcoming announcements that Tempur would be making. *Id* at 226. He testified that after Ming Siu told him about his purchase of Tempur securities on February 11, Chen told Ming Siu that Tempur was a bad investment. *Id*. at 227. Chen also told Ming Siu about a ValueAct conference in January 2008 where Tempur had been identified as a good stock to short. *Id*. at 227. According to Chen, the

14

reason offered for this recommendation was that "in a downward economic climate, people weren't going to want to spend 4 to 5 thousand dollars on a mattress." *Id*. Chen testified that he had done his own research as well, including reviewing press releases from competitors such as Sealy and Select Comfort, and he had concluded that Tempur's earnings projections were overly optimistic. *Id*. at 228. Chen also had found that in 2007 Tempur took on a lot of debt to buy back stock at "too high a price." *Id*. at 229. Tang testified that he shared his research findings, which were based on publicly available information, with Ming Siu during this conversation. *Id*.

b.   The March 14 Trading

Nancy Ford was the head of the investment team at FFL that was investigating the possibility of acquiring Tempur. Caloza Decl., Ex. H (Ford Dep.) at 24. According to Ford, on March 12, 2008, a member of the FFL Board, Chris Masto, told her that Tempur was going to issue a preannouncement on March 17 announcing that "earnings would be light." *Id*. at 31-32. Ford testified that as a result of having received the information about the preannouncement, FFL became subject to a blackout and would not be permitted to trade in Tempur securities until two days after the preannouncement. *Id*. at 33. Ford further testified that she called Chen right after Masto called her about the preannouncement because she could not remember if Chen had arranged for the line of credit to acquire Tempur when she had first talked to him about the potential acquisition in February. *Id*. at 49. Beyond telling Chen that he needed to get the line of credit set up, Ford testified that she didn't remember the rest of the conversation. *Id*.

Chen Tang testified that Ford talked to him before March 13, 2008 about setting up a line of credit for the possible acquisition of Tempur. Caloza Decl., Ex. A (Chen Dep.) at 221. According to Chen, Ford told him that there was going to be a preannouncement but did not tell him what the preannouncement would be about. *Id*. at 222. Nor did Chen know when the investment in Tempur was going to take place. *Id*. at 226. Chen testified that on March 13, 2008, he told Ming Siu that Tempur "might have an announcement coming up" and that he didn't "expect it to be any good news, given everything else the competitors have stated." *Id*. at 235. Chen Tang also testified that he told Siu that FFL was interested in investing in Tempur but that they were waiting for the

15

announcement. *Id.* at 236. Chen testified that he purchased put options in Tempur on March 13. Caloza Decl., Ex. G (Chen Dep.) at 269.

Siu testified in his deposition that Chen did not tell him about any preannouncement by Tempur on March 12. Caloza Decl., Ex. J (Siu Dep.) at 194. He testified that Chen was mistaken on this point and that Chen may not have recalled that Siu, unlike Chen and the other trading partners, did not trade on March 13 but rather, began to trade on March 14. *Id.* at 195. Siu testified that from February 12 onward, Tempur was "already on [his] radar screen to sell short." *Id.* at 174. According to Siu, between February 12 and March 12 he learned of several "publicly-available events" that he thought were significant, including the downgrading of Tempur by Street.com and TheStreet.com, the fact that Tempur's two main competitors, Sealy and Select Comfort, were "making new lows," and that on February 29 Tempur's CEO resigned and then on March 12, Sealy's CEO resigned. *Id.* at 174-175. Siu testified that on March 12 or 13 he noticed that ACP was opening a short position on Tempur and called Chen to ask him about it. *Id.* at 177. According to Siu, Chen told him that he believed that now was the time to open a short position on Tempur based on the lows of Tempur's competitors and the resignation of Sealy's CEO on March 12. *Id.* Siu testified that Chen didn't tell him anything about Tempur that was nonpublic. *Id.* at 194.

c. March 18-20 Trading

According to Ford, the deal team that was working on the Tempur acquisition was concerned about minimizing the impact of the acquisition on the market, that is, avoiding an increase in the Tempur stock price during the acquisition. Caloza Decl., Ex. H (Ford Dep.) at 44; *see also* Caloza Decl., Ex. I (internal emails dated February 11, 2008, addressing strategies to avoid impact on the market). To achieve this objective, FFL hired Jones Trading to handle FFL's investment in Tempur. *Id.*, Ex. H at 44. One member of the deal team told Nancy Ford that he believed that an initial investment of $50 million in Tempur would be "well under the inflection point" where an investment would raise the Tempur stock price. *Id.*, Ex. I. Ford testified that FFL made the decision to invest in Tempur on March 17 and made the investment over a two-day period, on March 19 and 20. *Id.*, Ex. H at 34.

1   Chen Tang testified on March 18, he received an email from Nancy Ford. which was

2 addressed to all FFL employees and board members, telling them that the blackout period for trading

3 in Tempur stock would end on March 19. Caloza Decl., Ex. G (Chen Dep.) at 453. Chen testified

4 that at this time, he had "no expectation or belief that FFL's purchase of Tempur would have any

5 material impact on the price of Tempur" because he knew that the trade was being carried out by

6 Jones Trading and that investing with minimal impact on the market was "what Jones Trading does."

7 *Id*. at 305. He testified that he invested in Tempur securities on March 18 to cover his short position

8 and because he expected a "dead cat bounce," that is, a natural upward adjustment after the initial

9 drop in stock price following the March 17 Preannouncement. *Id*. at 308. On March 18, Chen Tang

10 and Ming Siu each began to establish long positions in Tempur stock. *Id*. at 298; Declaration of

11 Ming Siu in Support of Defendant Ming Siu's Motion for Partial Summary Judgment ("Siu SJ

12 Decl."), Ex. B at MS 000837.

13   **G.   The Yee SJ Motion**

14   Yee seeks summary judgment on the grounds that there is no evidence from which a jury

15 could reasonably conclude that Yee was the source of either the April or the August Tips that

16 allegedly resulted in insider trading in Axciom stock. Yee SJ Motion at 1.

17   As to the April Tip, Yee asserts that the only evidence of a tip is the testimony about the

18 Backyard Conversation. *Id.* Yee could only have tipped Chen during that conversation, however, if

19 it occurred after Yee received the alleged insider information that ValueAct was going to purchase

20 Acxiom, which the SEC contends occurred on April 19, 2007. *Id*. at 3-4 (citing Celio Decl., Ex. F,

21 SEC Response to Yee Interrogatory 5)(contending that Yee learned that ValueAct had begun

22 pursuing a transaction with Acxiom from emails that he received at 2:08 pm and 2:33 pm on April

23 19, 2007). Further, the tip must have occurred *before* April 23, 2007, because that is when the

24 alleged improper trading occurred. *Id*. at 4 (citing Celio Decl., Ex. G (trading record showing that

25 first Acxiom purchase was made at 6:57 a.m. on April 23). Thus, Yee argues, the tip could only

26 have been given if the Backyard Conversation took place between April 19 at 2:08 p.m. and April 23

27 at 6:57 a.m. ("the Four-Day Window"). *Id*. According to Yee, however, extensive evidence

28 establishes that the Backyard Conversation could not have taken place during the Four-Day Window

and further, that the Backyard Conversation actually occurred in March 2007, before Yee had access to the alleged insider information about Acxiom. *Id*. at 2. Thus, although "[Chen] Tang may very well have *believed* he was receiving insider information" about Acxiom, he actually did not and therefore, Yee could not have given the April Tip. *Id*. at 2.

As to the August Tip, Yee argues that the SEC's claim fails because: 1) there is no evidence that Yee possessed any material insider information about the Acxiom deal on or around August 28, when the alleged insider trading occurred; and 2) Chen Tang testified that Yee did not give him any tip in August 2007. *Id*. at 20. As to the first contention, Yee argues that although it is undisputed that Yee attended the August 27 ValueAct meeting, there is no evidence showing what was discussed at that meeting. In the absence of any evidence that Acxiom was discussed at the August 27 meeting, Yee contends, the SEC's claim fails.

H.   The J. Tang SJ Motion

James Tang seeks summary judgment on the insider trading claims asserted against him – which are based on alleged insider trading of Acxiom stock (and not Tempur stock) – on the grounds that although Chen may have recommended that James purchase Acxiom shares, there is no evidence that in acting on this recommendation James *knowingly* traded on material non-public information. J. Tang Motion at 1. Rather, James asserts, all the evidence shows that he was simply engaging in day trading when he purchased Acxiom shares and that while he was following the recommendation of his brother, as he often had over the years, he did not ask (and was not told) the reason for Chen's advice. *Id*. Nor, he contends, is there any evidence that he was aware that Chen's recommendation might be based on material insider information that had been passed from Yee to Chen. *Id*. at 6–7. Consequently, the SEC cannot meet the scienter requirement to prevail on its claim under Section 10(b) and Rule 10b-5, James asserts. *Id*. at 9.

I.   The Siu SJ Motion

Siu seeks partial summary judgment as to the SEC's claims that he engaged in insider trading of Tempur securities in connection with the February 11 Trading, the March 14 Trading and the March 18-20 Trading, asserting that there is no evidence that Chen communicated *any* non-public information to him prior to the time Siu began to engage in the February 11 Trading, and that Chen

18

1   did not provide any *material* information to Siu prior to the March 14 and March 18-20 Trading.

2   Siu SJ Motion at 1. As to the March 14 Trading, Siu points to Chen's testimony that he did not

3   know and had not been told the contents of Tempur's preannouncement and that he only told Siu

4   that there would be an announcement by Tempur. *Id.* at 3. According to Siu, knowledge of an

5   impending announcement, without specific knowledge of the contents of the announcement is

6   immaterial as a matter of law under *Elkind v. Liggett & Myers, Inc.*, 635 F.2d 156, 166 (2d Cir.

7   1980). Finally, Siu asserts that any information he received about FFL's plan to purchase Tempur

8   stock on March 19 was not material information as it related to Siu's March 18-20 Trading because

9   Chen did not disclose the size of FFL's investment in Tempur and further, it was not expected that

10   the investment would affect the market price of Tempur stock. *Id.* Indeed, Siu argues, the

11   transaction was executed so as to minimize its impact on the market and was successful in this

12   respect. *Id.*

13   **J.   The SEC's Opposition**

14   The SEC filed a single opposition brief with a lengthy statement of facts relating to all three

15   summary judgment motions. The SEC cites evidence relating not only to the underlying conduct of

16   Defendants in connection with the alleged insider trading, but also to their conduct *after* the SEC

17   had initiated an investigation of the trading, which the SEC contends also evidences guilt. In

18   particular, the SEC offers the following summary of the evidence relating to Defendants' conduct in

19   response to the SEC investigation:

20   50. In phone interviews with Commission staff on March 28, 2008, Chen, Yu, Seto, James, and Eddie Yu lied to the Commission about, among other things, their relationships with

21   each other and their knowledge of each other's Acxiom trading. For example, Chen denied knowing his own brother-in-law (Yee). (App. 106-107 [Chen Dep. 326:20-327:3]). James

22   denied knowing anyone else who traded Acxiom, [and stated] that he had not discussed Acxiom trading with anyone else, and that he did not know if Chen traded Acxiom. (App.

23   200-201[SEC 2340-2341]). The same day, Chen acknowledged to Siu that he lied to the SEC staff when he said that he did not know anyone at ValueAct. (App. 171-72 [Siu Inv. Tr. at

24   148:25-149:7]). Immediately after his phone interview with the SEC, James called Chen and Yu. (App. 135, 123 [James Inv. Tr. 35:5-35:19; James Dep. 25:6-18]).

25

26   51. On March 28, after the SEC staff contacted Eddie Yu, Eddie Yu called his brother Yee to discuss Eddie Yu's Acxiom trading. (App. 146 [Yee Inv. Tr. 99:15-100:10]). That evening,

27   following the call from Eddie Yu, and despite being told by ValueAct not to discuss the SEC's investigation, Yee met with Chen and then with his brother, Eddie Yu, at their respective houses to discuss the Acxiom trading. (App.147-48 [Yee Inv. Tr. 101:9-107:10]).

28

52. Also on March 28, during and after the SEC's calls, Siu spoke by telephone with Chen and Zisen Yu, and that evening, met Chen at his house. (App.170-72 [Siu Inv. Tr. 144:7-152:5]). During his investigative testimony, Siu described Chen as being "in shock" and asking him to "calm down." (App. 171 [Siu Inv. Tr. 147:8-14]). The same evening, Siu met Chen, Yu and Seto at a Japanese restaurant and bar. (App. 44 [Seto Dep. 126:15-24]). The "theme" of the meeting was to remember what they did and the reasons they had for trading other than information from Yee. (App. 44, 45 [Seto Dep. 126:25-127:2; 130-131]). According to Seto, all the attendees at the meeting were "very depressed, very worried, and . . . very tired." (App. 44 [Seto Dep. 128:17-18]). They were trying to get their stories straight because they "were afraid that . . . the reason the SEC called was that this is about insider trading, and this is related to information we got from [Yee]." (App. 45 [Seto Dep. 129:23-25; 130:2-5]). Both Chen and Siu expressed concern that they might lose their "licenses" and "might not be able to work in thesame profession." (App. 46 [Seto Dep. 133:16-18]).

53. On Saturday, March 29, Yu, Seto, Chen, and Siu met again, at a park. Chen and Siu once again expressed concern that they might lose their licenses. At the park meeting, the attendees discussed research they had conducted since their meeting the prior evening and tried to focus on "public" reasons that could support their trading. (App. 46-48 [Seto Dep. 136:12-137:25; 139; 144]). They specifically discussed "giving an excuse" for Acxiom trading (Id.) They agreed that they would cite Acxiom CEO Charles Morgan's discontinuation of sales under his 10b5-1 plan as a public basis for their trades, but that was not the actual reason for trading. Chen brought the plan up as a "good excuse." (App. 46-47 [Seto Dep. 136-37; 145:7]). At the end of the discussion in the park, Yu, Chen, and Siu left to meet with an unknown third party; they asked Seto to go home and not to attend the meeting. (App. 49 [Seto Dep. 145:16-146:11]).

54. On Sunday, March 30, Eddie Yu visited Yee at his house. (App. 151 [Yee Inv. Tr. at 140:10-18]). Also on March 30, Seto, Chen, and Yu met for dinner. (App. 50 [Seto Dep. 149:15-18]). Shortly before the dinner, Seto printed various documents reflecting public information about Acxiom as of April 2007. (App. 299C [Seto Inv. Tr. 126:20-23]). During the dinner, the three attendees compared recollections of their calls with the SEC, discussed their purported basis for trading in Acxiom, and Seto and Yu acknowledged that they were not truthful with the SEC. (App.299D [Seto Inv. Tr. 68:5-7; 84:13-85:7]). During the dinner, Chen also expressed concern that the SEC might ask him about trading in Tempur and told Seto and Yu to tell . . . the SEC that Chen "did not tell us to buy, and he didn't know we bought. You guys were on your own." (App. 51 [Seto Dep. 154:16-18]). Seto understood that Chen was telling them to "minimize the problem" and focus on public reasons for trading. (App. 51 [Seto Dep. 156]).

55. When questioned by the SEC staff about his activities on March 28 both in the investigation and during this litigation, Siu did not disclose meeting jointly with Chen, Seto and Yu on March 28 and again on March 29, and did not disclose any discussions with Seto whatsoever. (App. 173-174 [Siu Inv. Tr. 164:8-21; 165:10-16]).

Opposition at 15-16, SOF ¶¶ 50-55. The Opposition brief then addresses the specific arguments

raised in the individual motions, as summarized below.

1. Yee SJ Motion

The SEC argues that there is at least a material issue of fact as to whether Yee tipped Chen in

April and August 2007. With respect to the April Tip, the SEC does not address the evidence

1   presented by Yee to show that the Backyard Conversation could not have occurred between April 19

2   and 23, implicitly conceding that Yee did not tip Chen during that conversation. Opposition at 20.

3   Rather, the SEC asserts that Chen, despite his agreement to cooperate with the government, is

4   "downplaying" Yee's role in the alleged insider trading to protect him. *Id.* at 20-21. The SEC also

5   cites the following evidence to show that there is a material issue of fact as to the April Tip:

6   •   **Evidence that Yee called Chen on April 19:**"On or about Thursday, April 19, 2007,
        through his employment as ValueAct's CFO, Yee learned that ValueAct was considering a
7   deal with Acxiom. (App. 282-284, 118 [VAC011358, 11377, 11374; Yee Dep. 135:16-21]).
        ValueAct's interest in acquiring Acxiom was confidential information that, under ValueAct's
8   employee manual, Yee was prohibited from disclosing. (App. 152 [Yee Inv. Tr.
        170:4-172:7]). On that day, after learning the news, Yee called Chen's cell and home phones.
9   (App. 117 [Yee Dep. Tr. at 114:5-115:2]). Opposition at 12, Statement of Facts ("SOF"), ¶
        38.

10

11 •   **Evidence that Yu told Seto on April 19 that Chen's relative at ValueAct (Yee) had told
        Chen it was a good time to buy Acxiom:** "On or about April 19, Yu told Seto that Chen
        heard from Yee that now would be a good time to buy Acxiom." *Id.* (citing (App. 22, 25, 45
12   [Seto Dep. Tr. 37:22-38:19; 39:23-25; 52:25-53:2; 132;14-132:21]). "Seto has now
        acknowledged in deposition testimony that he understood that Chen was conveying
13   information he had learned from his 'relative' at Value Act, Ronald Yee." Opposition at 21.

14

15 •   **Evidence of large purchases of Acxiom stock by Tang Trading Partners starting on
        April 23:** "During the period starting April 23, Chen, James, Seto, Siu, Yu, and Eddie Yu
16   purchased extremely large amounts of Acxiom stock and options through dozens of accounts
        they controlled in their own names, in the names of multiple friends and family members,
        and on behalf of various entities. (App. 303 [Martinez Decl. ¶ 7]; J. Tang Ans. ¶ 75; APLS
17   Ans. ¶ 75). Siu executed the Acxiom trades in the brokerage accounts held by ACP and
        APLS. (App.47 [Seto Dep. Tr. 139:24-25]; Siu Ans. ¶ 76)." Opposition at 12, ¶ 40.

18

19 •   **Evidence of guilty behavior during SEC investigation:** "The evidence also shows, and
        several defendants have now acknowledged, that all of the defendants contacted by the
        Commission staff on March 28, including James, lied to the SEC about their relationships to
20   each other and falsely denied discussing their Acxiom trades with each other. (SOF ¶ 50-55).
        The evidence further shows that, after hearing from the staff on March 28, Chen met and
21   talked on multiple occasions with Yee, Yu, Seto, Siu and Eddie Yu. Seto has acknowledged
        that, during meetings he attended with Chen, Yu, and Siu, the four of them discussed how to
22   explain away their [trading] by focusing solely on public information. In Seto's words, the
        purpose of these meetings was to "try to minimize the problem [because] we do not want
23   anyone to get hurt." (SOF ¶ 54; App. 52 [Seto Dep. Tr. at 157:6-7])." Opposition at 21.

24   With respect to the August Tip, the SEC argues that there is "overwhelming" evidence that

25 Yee tipped the Tang trading partners and enough evidence to defeat summary judgment. *Id.* at 22.

26 In particular, the SEC cites the following evidence:

27   44. On or about the morning of Monday, August 27, after returning from a weekend trip,
        Chen e-mailed a friend and asked if he and Siu could receive a short-term loan to assist them
28   in acquiring an apartment in Macau. (App. 285 [TALL-12170]). In explaining why he

21

needed a loan from the friend, Chen explained: "I don't want to sell Acxiom or [another stock], believing both will go higher soon." (Id.) Chen explained that he needed the loan for "no more than 3 months." (Id.)

45. On Monday, August 27, Yee attended a ValueAct partners' meeting. (App. 119 [Yee Dep. 246:20-23]). The Friday before the meeting, ValueAct's CEO had concluded that "ValueAct's proposed acquisition of Acxiom was highly problematic due to the deteriorating financial condition of Acxiom." (App. 318 [Ubben Dec. at ¶ 5]).[2] Based on his usual practice and the particular importance of the Acxiom transaction to ValueAct, ValueAct's CEO believes he shared ValueAct's concerns about the deal with attendees at the August 27 meeting. Notes of another attendee at the meeting confirm that discussion at the meeting

---

[2]In his declaration, Jeffrey Ubben states, in part, as follows:

1.   I am the Chief Executive Officer and a Partner at ValueAct Capital Management ("ValueAct").

2.   I was also a Partner of ValueAct and had primary responsibility for the investment decisions of ValueAct in August 2007.

3.   During 2007 my responsibilities at ValueAct included being responsible for ValueAct's investment decision regarding the possible acquisition of Acxiom as well as supervising the analysis and recommendations of my colleagues regarding such acquisition.

4.   As a result of growing concerns over reduced projections by Acxiom and the volatility of debt markets, and in order to ascertain the feasibility of the proposed acquisition, at my direction my colleagues at ValueAct generated extensive requests for information and scheduled a full-day meeting with Acxiom management, Acxiom's bankers, and other interested parties at a hotel in Dallas, Texas on Friday, August 24, 2007.

5.   I attended the August 24th, 2007 meeting and participated in a series of discussions with Acxiom's management . . . At the conclusion of that meeting, I reached the conclusion that ValueAct's proposed acquisition of Acxiom was highly problematic due to the deteriorating financial condition of Acxiom.

6.   On Monday mornings ValueAct's management and investment team regularly meets to discuss updates on various investments. Partners are required to attend the weekly meeting in person or by phone, unless they are traveling.

7.   I do not have a specific recollection of the partners' meeting that was held on Monday, August 27, 2007. However, my calendar reflects that I was in the office and therefore I believe that I was in attendance.

8.   Furthermore, while I do not have a specific recollection of the content of that meeting, I believe, based on our usual practice at Monday partner meetings and the particular importance of this large transaction to ValueAct, that I participated in a discussion with those present regarding the information provided by Acxiom and the discussions with Acxiom management at the August 24, 2007 Dallas meeting, including that Acxiom's poor performance made it highly problematic and possibly unfeasible for ValueAct to proceed with the proposed financial transaction on the financial terms agreed with Acxiom, the bankers, ValueAct and other interested parties.

Brandt Decl., App 317-319 (Declaration of Jeffrey W. Ubben, executed October 28, 2011 ("Ubben Decl.")).

22

included Acxiom and its unexpectedly low earnings forecast. (App. 314-316; 289; 288 [Kamin Dec.; VAC 000861; Dechert/VAC 003]).[3]

46. That day, Yee called Chen at work. (App. 119 [Yee Dep. 247:4-247:8]).

47. On or about August 28-29, Chen told Yu that Yee told Chen the Acxiom deal might fall apart; Yu conveyed this to Seto. (App. 55 [Seto Dep. 170:24-171:1]). Yu told Seto that Chen and Siu might want to short Acxiom. (App. 56 [Seto Inv. Tr. 174:7-9]).

Opposition at 13-14.

2.   J. Tang SJ Motion

The SEC asserts that there is sufficient evidence to create a fact question as to whether James knew that the information he obtained before purchasing Acxiom stock in April 2007 was insider information. *Id*. at 24. In particular, the SEC contends that a jury could reasonably conclude from the evidence that James and Chen are lying about whether James knew that Chen's advice was based on insider information. *Id*. The SEC cites evidence that Yee obtained insider information on April 19, 2007 relating to the possible acquisition of Acxiom by Value Act. *Id*. at 24. In addition, the SEC points to Chen's plea agreement, in which he admitted that Yee had passed this information on to him and that he knew that the Yee had obtained the information through his employment with ValueAct. *Id*. *Id*.

The SEC rejects James Tang's assertion that he is entitled to summary judgment based on evidence that he decided to buy Acxiom shares based on publicly available information, arguing that "[t]hese were the same proffered reasons that Chen, Seto, and Yu gave before recanting their stories and confessing that the reasons were pretexts for their illegal trading. (See, e.g., App. 44 [Seto Dep. 126:22-139:10])" and that "[a] jury is entitled to believe that James's story, which closely mirrors the stories fabricated by the other defendants, is also a pretext for his illegal trading." *Id*. at 25. The SEC further cites evidence that James lied to the SEC during his March 28, 2008 telephone interview, when he stated he had not discussed the Acxiom trades with anyone – a representation

---

[3]In his declaration, Peter Kamin states that he is a partner at ValueAct and was also a partner in 2007. Brandt Decl., App 314-315 (Declaration of Peter H. Kamin ("Kamin Decl.")). Kamin states that he attended the August 27, 2007 meeting and that he took the notes attached as an exhibit to his declaration. *Id*., Ex. A. The notes of the August 27, 2007 meeting appear to state: "Acxiom: Performance of bus. worse than expected in 2Q." *Id*. *See also* Brandt Decl., App 288 (transcription of Kamin notes produced to SEC by Value Act, stating the same).

23

that was contradicted by his subsequent deposition testimony, in which he admitted that he had

discussed the Acxiom trades with Chen. *Id.* at 25-26. Finally, the SEC points to James Tang's

annual income of "about $90,000-$120,000, with assets of less than $1 million, including a $700,000

home, and cited investment losses in 2007," from which "[a] jury may infer that, presented with a tip

from his brother, [James] saw an opportunity to make a quick profit (which he did) and took it." *Id.*

at 26.

3. Siu SJ Motion

The SEC argues that there is sufficient evidence to defeat Siu's request for summary

judgment as to Siu's alleged insider trading in Tempur securities. First, as to the February 11

Trading, the SEC asserts that Siu's denial that he discussed trading in Tempur at all before or during

these purchases is not credible in light of evidence that:

> (1) Siu's trading coincides with both the content and timing of the non-public information Chen learned on February 7, suggesting that FFL might make a quick, market-moving purchase of Tempur; (SOF¶ 10) (2) Siu's trading at that time was consistent with Seto's trading, and Seto acknowledges that he traded based on a tip from Chen; (3) Siu and Chen talked on the phone on [a] daily basis from February 7 -11, and, on the 11th, they spoke to each other hours after he started buying and minutes before he continued to buy; (SOF ¶ 9-11); and (4) it was Siu's practice to discuss his trades and trading strategies with Chen "constantly," on a daily basis, and often many times a day (SOF ¶ 12).

Id. at 29.

With respect to the March 14 Trading, the SEC similarly asserts that the evidence is

sufficient to support an inference that Chen, and therefore Siu, knew that the Tempur

Preannouncement was material non-public information. *Id.* at 30. The SEC points, in particular, to

Yu's testimony that Chen believed the Preannouncement was going to be negative because "(1) at

the time he learned about the Preannouncement, it was close to 'earnings announcement time' for

Tempur; and (2) FFL planned to purchase, or at least be prepared to purchase, [Tempur stock] after

the Preannouncement was issued." *Id.* (citing SOF ¶ 23); see also SOF ¶ 23 (citing Brandt Decl.,

App. 130-132 (Yu Dep.)). A jury could reasonably conclude, the SEC contends, that under these

circumstances the public information cited by Siu was merely an alibi and that the reason for Siu's

March 14 Trading was the Preannouncement *Id* at 31. The significant drop in Tempur stock prices

following the Preannouncement further support the SEC's position that the information about the

Preannouncement was material, the SEC argues. *Id.* The SEC asserts that the *Elkind* case is distinguishable because Siu did not actually rely on the public information he cites, and in any event, the facts here differ from those in *Elkind* because the trading by the alleged tippees in that case was insubstantial whereas here it was substantial. *Id.*

The SEC also argues that there is sufficient evidence to survive summary judgment as to its claim that Siu traded between March 18 and 20 on insider information relating to FFL's impending acquisition of Tempur. *Id.* First, the SEC rejects Siu's assertion that there is no evidence the acquisition was expected to (or did) affect Tempur stock prices, citing evidence that FFL attempted to minimize the impact on the market by hiring Jones Trading to carry out the acquisition. *Id.* This evidence, the SEC asserts, reflects an awareness that FFL's investment could cause Tempur stock prices to rise and those prices did, in fact, climb 18% in the two-day period in which FFL conducted the acquisition. *Id.* at 32, SOF ¶ 36 (citing Brandt Decl., App. 304 (Declaration of Ty Martinez in Support of Plaintiff's Response in Opposition to Ronald Yee's and James Tang's Motions for Summary Judgment and to Ming Siu's Motion for Partial Summary Judgment ("Martinez Decl."), ¶ 8)).[4] The SEC also cites to the guilty pleas of Chen, Yu and Seto, in which those defendants admitted that FFL's investment in Tempur was material non-public information. *Id.* at 32 & SOF ¶ 35. The SEC challenges Siu's argument that there is no evidence that he was aware of the size of the FFL investment and therefore, the information he obtained was not material. *Id.* at 32. The SEC argues, in particular, that Siu's knowledge that FFL's purchase was going to be substantial can be inferred from Siu's trading, as well as from the trading of his trading partners. *Id.* The SEC also points to evidence that Siu knew that FFL had had a "large and successful investment in Tempur in the past." *Id.*, SOF ¶ 7 (citing Brandt Decl., App. 26, 40-41 (Seto Dep.) (testifying that Yu had told Seto to "take a look at Tempur because Chen said FFL thought the stock was a "bargain," that FFL had "made a fortune" on Tempur in the past, and it may be interested in buying the stock again" and that Chen told Seto the same thing"). Finally, the SEC rejects Siu's assertion that the timing of his

---

[4] According to his declaration, Ty Martinez is a staff accountant with the SEC who participated in the investigation of Defendants' conduct and reviewed the records of their trading relevant to the allegations in this action, as well as stock performance data relating to Tempur stock prices.

1 trading precludes a reasonable inference that Siu knew that the price of Tempur shares would rise,

2 arguing that this "outlier trading" at most give rise to a fact question. *Id*. at 33.

3   **K.**   **Yee Reply**

4   In his Reply, Yee argues that because the SEC did not address the evidence in his motion

5 relating to the Backyard Conversation, a jury could not reasonably conclude based on the undisputed

6 evidence that Yee tipped Chen in April 2007. *Id* at 3-4. Yee rejects the SEC's reliance on evidence

7 that Yee and Chen spoke on the telephone on the evening of Thursday, April 19, citing the testimony

8 of both Yee and Chen that no tip was given during that conversation. *Id*. at 5 (citing Supplemental

9 Declaration of Michael D. Celio in Support of Defendant Ronald Yee's Motion for Summary

10 Judgment ("Celio Supp. Decl."), Exs. AA (Chen Tang Dep.) & BB (Yee Dep.)). In any event, Yee

11 asserts, the SEC's contention that the tip was given during this telephone conversation is

12 inconsistent with the testimony of Joseph Seto that he was told about the Backyard Conversation

13 earlier in the day, in a conversation with Yu that telephone records reflect could have occurred no

14 later than 1:29 pm on April 19, 2007, that is, *before* the time that the SEC alleges Yee first learned

15 the insider information about Acxiom, at 2:08 pm. that day. *Id*. at 5-7 (citing Celio Decl., Ex. Z

16 (Seto Dep.) at 37, 197, 199; Ex. K (Yee work phone log) VAC 010946 & Complaint ¶ 70). Yee

17 argues that because the SEC has failed to come forward with affirmative (or logically consistent)

18 evidence that Yee tipped Chen, a jury would have to speculate impermissibly to find in favor of the

19 SEC on this claim. *Id*. at 4 (citing *S.E.C. v. Truong*, 98 F.Supp.2d 1086, 1098 (N.D.Cal.,2000)

20 ("Courts stress that the SEC may not base insider trading actions on strained inferences and

21 speculation").

22   With respect to the August Tip, Yee argues that the SEC has come forward with no

23 admissible evidence that the Tempur deal was discussed at the August 27 partner meeting and

24 therefore, there is no evidence that Yee possessed this information when he is alleged to have tipped

25 his trading partners. *Id*. at 7. Yee argues that no witness or document shows that the Acxiom deal

26 was in peril in August 2007, or that Yee had any inside information that the deal was in peril. *Id*. at

27 7-8. Yee further contends that the only evidence cited by the SEC in its Opposition to support its

28 position – the Kamin and Ubben declarations – should be excluded under Rule 37(c)(1) of the

Federal Rules of Civil Procedure because Kamin was not identified by the SEC as a witness, as required under Rule 26, and because the information in both the Kamin and Ubben declarations was not disclosed by the SEC in its interrogatory responses. *Id*. at 8 (citing Celio Decl., Ex. F)(Plaintiff's Objections and Responses to Defendant Ronald Yee's First Set of Interrogatories to Plaintiff), Interrogatory 7.[5]

L.   J. Tang Reply

In his Reply brief, James Tang argues that the SEC made a "crucial concession" in its Opposition when it stated that Chen Tang had admitted that he tipped other codefendants with respect to Acxiom but denied tipping James, stating only that he told James to buy Acxiom and no more. J. Tang Reply at 1 (citing Opposition at 1). James argues that the evidence cited by the SEC to establish a fact question is not sufficient to support an inference of scienter where the undisputed evidence shows that Chen did not reveal to James the source of his information. *Id*. Rather, James asserts, the SEC relies on inferences that are speculative and therefore cannot establish a genuine issue of material fact as to scienter. In particular, James asserts that: 1) the SEC mischaracterizes the evidence relating to the meetings of Chen Tang, Joseph Seto and Zisen Yu in response to the SEC investigation and in any event, there is no evidence that James participated in any of these meetings and therefore, this evidence cannot support a reasonable inference of scienter; 2) the SEC mischaracterizes the evidence when it asserts that James initially lied to the SEC about whether he knew of anyone who had traded in Acxiom or had discussed the Acxiom trade with anyone; *id*. at 7-8; and 3) the fact that James Tang had traded in other stocks based on information from Chen, as well as James Tang's income, are not relevant to scienter. *Id*. at 9-10.

---

[5]In response to Yee's Interrogatory No. 7, requesting all information and documents supporting Plaintiff's allegation that Yee learned that the Acxiom deal was in peril at the August 27, 2007 partner's meeting, Plaintiff stated, in relevant part, as follows:

> Subject and without waiving these objections, the Commission responds that Mr. Yee testified before the Commission that it was his practice to attend ValueAct's weekly partner meetings.

Celio Decl., Ex. F at 10.

M.   Siu Reply

Siu argues that the SEC has not shown any disputed facts as to his February 11 Trading in Tempur and therefore, he is entitled to summary judgment with those trades. Siu Reply at 1. He further asserts that the undisputed facts show that he was not told the contents of the Preannouncement and therefore, under *Elkind*, the insider information allegedly given to Siu in connection with the March trading was not material. *Id.* Finally, Siu argues that the SEC seeks to show the existence of material issues of fact by relying on "tenuous circumstantial evidence . . . inadmissible hearsay, linguistic sleight of hand, and speculation by persons who lack personal knowledge." *Id.*

III.   ANALYSIS

A.   Legal Standard Under Rule 56

Summary judgment is appropriate "if the pleadings, depositions, answers to interrogatories, and admissions on file, together with the affidavits, if any, show that there is no genuine issue as to any material fact and that the moving party is entitled to judgment as a matter of law." Fed. R. Civ. P. 56(c). Summary judgment must be supported by "facts as would be admissible in evidence." Fed. R. Civ. P. 56(e). In order to prevail, a party moving for summary judgment must show the absence of a genuine issue of material fact with respect to an essential element of the non-moving party's claim, or to a defense on which the non-moving party will bear the burden of persuasion at trial. *Celotex Corp. v. Catrett*, 477 U.S. 317, 323 (1986). Once the movant has made this showing, the burden then shifts to the party opposing summary judgment to designate "specific facts showing there is a genuine issue for trial." *Celotex*, 477 U.S. at 323. On summary judgment, the court draws all reasonable factual inferences in favor of the non-movant. *Anderson v. Liberty Lobby Inc.*, 477 U.S. 242, 255 (1986).

B.   Legal Standard under Section 10(b) and Rule 10b-5

Under Section 10(b), it is unlawful for a person to use any "manipulative or deceptive device" in connection with the purchase or sale of a security in contravention of the SEC's rules. 15 U.S.C. § 78j(b). Further, Rule 10b-5 prohibits a person from employing "any device, scheme, or

1   artifice to defraud" or engaging in any act that "operates . . . as a fraud or deceit . . . in connection

2   with the purchase or sale of any security." 17 C.F.R. § 240.10b-5 (2011).

3   In *United States v. O'Hagan*, the Supreme Court explained that there are two theories of

4   liability for a Rule 10b-5 violation, the "classical" theory and the "misappropriation" theory.   521

5   U.S. 642, 651-52 (1997).   The "classical" theory applies when a "corporate insider trades in the

6   securities of his corporation on the basis of material, nonpublic information." *Id.* When the

7   situation involves a corporate outsider, the "misappropriation" theory applies. *Id.* at 652-53. To

8   establish a violation of Section 10(b) under the misappropriation theory, the SEC must establish that

9   the person alleged to have engaged in insider trading "knowingly misappropriated confidential,

10   material, and nonpublic information for securities trading purposes, in breach of a duty arising from

11   a relationship of trust and confidence owed to the source of the information." *S.E.C. v. Talbot*, 530

12   F.3d 1085, 1092 (9th Cir. 2008) (citing *SEC v. Clark*, 915 F.2d 439, 443 (9th Cir.1990)).

13   Information is material if there is a "substantial likelihood that a reasonable shareholder

14   would consider it important." *TSC Indus.v. Northway, Inc.*, 426 U.S. 438, 449 (1976); *see also Basic*

15   *Inc. v. Levinson*, 485 U.S. 224, 232 (1988) (expressly adopting standard of materiality set forth in

16   *TSC* in Section 10(b) and Rule 10b-5 context). In other words, "there must be a substantial

17   likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor

18   as having significantly altered the 'total mix' of information made available." *Talbot*, 530 F.3d at

19   1097 (citations omitted). "Vague statements of opinion are not actionable under the federal securities

20   laws because they are considered immaterial and discounted by the market as mere 'puffing.'"

21   *Wenger v. Lumisys, Inc.*, 2 F.Supp.2d 1231, 1245 (N.D.Cal.,1998) (quoting *Raab v. General Physics*

22   *Corp.*, 4 F.3d 286, 288–90 (4th Cir.1993)).

23   In order to establish a violation of Section10(b) and Rule 10b-5, the SEC is also required to

24   show that the defendant acted with scienter. *Ernst & Ernst v. Hochfelder*, 425 U.S. 185, 193 (1976).

25   "The Supreme Court has defined 'scienter' in the context of § 10(b) as a 'mental state embracing

26   intent to deceive, manipulate, or defraud.'" *In re Silicon Graphics Inc. Securities Litigation*, 183

27   F.3d 970, 975 (1976) (citing *Ernst & Ernst*, 425 U.S. at 193–94 n. 12).

28

1   While "[m]ateriality and scienter are both fact-specific issues which should ordinarily be left

2 to the trier of fact," summary judgment may be granted in "appropriate cases." *In re Apple*

3 *Computer Securities Litigation*, 886 F.2d 1109, 1112 (9th Cir. 1989) (citations omitted).

4   The SEC must prove violations of Section § 10(b) and Rule 10b-5 by a preponderance of the

5 evidence, and may use direct or circumstantial evidence to meet this burden. *S.E.C. v. Ginsburg*, 362

6 F.3d 1292, 1298 (11th Cir. 2004) (citing *Herman & MacLean v. Huddleston*, 459 U.S. 375, 390 & n.

7 30 (1983)).

8   **C.   Yee SJ Motion**

9   Yee seeks summary judgment on the grounds that the SEC has not come forward with

10 affirmative evidence in response to the evidence set forth in his summary judgment motion

11 demonstrating a material issue of fact as to either the April Tip or the August Tip. On both issues,

12 the question of whether the SEC has identified sufficient admissible evidence to survive summary

13 judgment is a close call. The Court finds that Yee is entitled to summary judgment as to the August

14 Tip but not the April Tip.[6]

15   **1.   The April Tip**

16   Yee contends that the SEC's claim based on the April Tip fails because the only affirmative

17 evidence that Yee tipped Chen is that the tip was given during a conversation (the Backyard

18 Conversation) that occurred *before* Yee had insider information. The Court disagrees. While the

19 SEC does not offer any evidence to counter Yee's evidence that the Backyard Conversation occurred

20 in March 2007, before Yee had obtained any insider information about Acxiom, it does point to

21 evidence that Yee spoke on the telephone with Chen on the evening of April 19, just before the Chen

22 trading partners engaged insubstantial trading in Acxiom stock. Given that Chen has pled guilty to

23 insider trading in connection with Acxiom and there is evidence that Yee and others met after the

24 SEC investigation began to discuss how they would respond to the SEC's inquiries, a jury could

25 reasonably conclude that Chen and Yee were not truthful in testifying that they did not discuss

26

27 ──────────────

28   [6]Because the Court concludes that the SEC has failed to meet its burden as to whether Yee possessed insider information in connection with the August Tip, the Court finds that any claims against Ming Siu and James Tang based on the August Tip also fail.

Acxiom in their telephone conversation on April 19 and that in fact, Yee *did* tip Chen during this conversation, resulting in significant trading in Acxiom stock by the Chen trading partners. *See SEC v. Ginsberg*, 362 F.3d 1292, 1299 (11th Cir. 2004) ("The temporal proximity of a phone conversation between the trader and one with insider knowledge provides a reasonable basis for inferring that the basis of the trader's belief was the inside information.").

Further, the Court rejects Yee's reliance on Seto's testimony that he learned of the Backyard Conversation in a telephone conversation that occurred *earlier* in the day – evidence that Yee contends is logically inconsistent with the SEC's argument that Yee tipped Chen later that evening. The fact that an earlier conversation occurred is not inconsistent with the assertion that a later conversation, in which inside information was transmitted, also occurred. Thus, the deposition testimony of Joseph Seto is not necessarily logically inconsistent with the SEC's reliance on the evidence showing that Yee and Chen spoke on the telephone on the evening of April 19 in support of their claim that Yee tipped Chen about Acxiom in April 2007.

2. The August Tip

Yee's request for summary judgment as to the August Tip is based on the contention that the SEC has offered no evidence that Yee gave Chen a tip or that Yee even had access to insider information. Because there is no admissible evidence that Yee had access to insider information in August 2007 that the Acxiom deal was in peril, the Court finds that Yee is entitled to summary judgment as to the August Tip.

As to the first point, both Chen and Yee testified that no tip was given in August and there is no other direct evidence of such a tip. The SEC, however, asserts that the jury is entitled to believe that Chen is trying to protect Yee and that both are lying. The Court need not decide whether the evidence on this issue is sufficient to show a fact question, however, because the claim fails on a separate ground, namely, that there is no admissible evidence that Yee actually had insider information about the Acxiom Deal when the August Tip was alleged to have been given.

The SEC asserts that the insider information came from a partner's meeting on August 27 and relies on: 1) the notes of Peter Kamin taken at the August 27 meeting; and 2) the declaration of Jeffrey Ubben stating that he attended a meeting with Acxiom the previous Friday, that he believed

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1 | he attended the August 27 meeting and that he would likely have shared his concerns about the

2 | Acxiom acquisition at the August 27 meeting. The SEC's position fails for two reasons.

3 | First, even if Kamin's declaration is admissible on the basis that it was merely offered to

4 | authenticate his notes from the August 27 meeting (and therefore Kamin was not required to be

5 | disclosed as a witness under Rule 26), the single line of notes, stating that Acxiom's second quarter

6 | performance was "worse than expected" does not provide sufficient evidence from which a jury

7 | could reasonably infer that Yee learned from the August 27 meeting that the Acxiom deal was in

8 | peril. Moreover, the SEC failed to cite to this evidence when asked for the basis for its claims in

9 | interrogatories. *See* Celio Decl., Ex. F (Plaintiff's Objections and Responses to Defendant Ronald

10 | Yee's First Set of Interrogatories to Plaintiff), Interrogatory 7. Because this omission was neither

11 | harmless nor substantially justified, it is subject to exclusion under Rule 37(c)(1) of the Federal

12 | Rules of Civil Procedure and the Court declines to consider it.[7]

13 | Similarly, the Court declines to consider the Ubben Declaration under Rule 37(c)(1) because

14 | the SEC failed to disclose the information in that declaration in response to Yee's interrogatory. In

15 | doing so, it deprived Yee of the opportunity to depose Ubben and therefore prejudiced Yee. Nor has

16 | the SEC offered any explanation for its omission.

17 | Because there is no other evidence from which a jury could reasonably infer that the Acxiom

18 | deal was discussed at the August 27 meeting, the Court concludes that Yee is entitled to summary

19 | judgment as to this tip.

20 | **D.   J. Tang SJ Motion**

21 | James Tang asserts that he is entitled to summary judgment because both he and his brother

22 | Chen have testified that although Chen told James about Acxiom in April 2007, Chen did not tell

23 | James the basis for his recommendation that James purchase Acxiom stock. In light of the evidence

24 | that both James and Chen had conducted their own independent research about Acxiom, that Chen

25 | routinely made recommendations to James regarding investments, and that James was an active day

26 |

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27 | [7]Rule 37(c)(1) provides that "[i]f a party fails to provide information or identify a witness as required by Rule 26(a) or (e), the party is not allowed to use that information or witness to supply

28 | evidence on a motion, at a hearing, or at a trial, unless the failure was substantially justified or is harmless." Fed. R. Civ. P. 37(c)(1).

1 trader, James asserts that no reasonable inference can be drawn that he *knowingly* traded on insider

2 information. The Court finds that there is a fact question as to whether James Tang knowingly

3 traded on insider information and therefore, summary judgment is not appropriate.

4   In *SEC v. Ginsberg*, the court explained that where the SEC puts in evidence of telephone

5 calls and subsequent suspicious trading patterns, this is sufficient to support a reasonable inference

6 of insider trading. 362 F.3d at 1301.   While an innocent explanation of the trading may be

7 plausible, it is the jury that must determine whether to credit such an explanation. *Id*. The court

8 stated:

9   Although there are exceptions, people generally buy when they believe the price of a stock is
       going up and sell when they believe it is going down (either absolutely or relative to the
10   expected performance of other stock). The factfinder in an insider trading case need only
       infer the most likely source of that belief. The temporal proximity of a phone conversation
11   between the trader and one with insider knowledge provides a reasonable basis for inferring
       that the basis of the trader's belief was the inside information. The larger and more profitable
12   the trades, and the closer in time the trader's exposure to the insider, the stronger the
       inference that the trader was acting on the basis of inside information.

13

14 *Id*.

15   Here, the SEC has offered evidence of telephone conversations with Chen at a time when

16 Chen had insider information, as well as evidence of suspicious trading by James. While James

17 argues that the trading is in line with his normal trading patterns and therefore does not support an

18 inference of scienter, that question is inherently factual and therefore more appropriately decided by

19 the jury. Further, the SEC has pointed to evidence from which a jury could reasonably conclude that

20 James lied to the SEC in March 2008, when he stated that he had not discussed his Acxiom trading

21 with anyone. Although James argues that there is a more innocent explanation for his subsequent

22 inconsistent deposition testimony, at this stage of the case the Court is required to draw all

23 reasonable inferences in favor of the party opposing summary judgment, that is, the SEC. Under this

24 standard, a jury could reasonably conclude based on the evidence that has been offered by the SEC

25 that James knew Chen's advice regarding Acxiom was based on insider information obtained from

26 Yee and therefore, that he acted with scienter.

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E. **Siu SJ Motion**

Siu seeks summary judgment as to the February 11, March 14 and March 18-20 Trading, arguing that the undisputed facts show that Chen did not share any insider information with Siu prior to the February 11 Trading, and the information Chen gave Siu about the Preeannouncement on March 17 and FFL's intent to invest in Tempur on March 19 was not material. The Court finds that there are fact questions as to all three tips that preclude summary judgment.

First, although both Chen and Siu deny that Chen provided Siu with any inside information in advance of the February 11 Trading, the SEC has offered evidence that Chen and Siu talked to each other every day between February 7 and 11, as well as evidence of suspicious trading on February 11. As discussed above, this evidence is sufficient to support an inference that Siu's trading was based on insider information and therefore, this question must be decided by the jury.

Second, the Court rejects Siu's reliance on *Elkind* in support of his assertion the information he received about the Preannouncement (allegedly the basis for the March 14 Trading) was not material because he was told nothing about the content of the Preannouncement. In *Elkind*, the court of appeals considered whether the district court, following a non-jury trial, found that the defendant company had engaged in insider trading based on two tips allegedly given to financial analysts about the performance of the company. 635 F.2d at 160. The first was a statement made by the company's director of corporate communications to a financial analyst that a preliminary earnings statement was going to be released on a particular date. *Id*. at 160-161. In the same conversation, the company's director of corporate communications had confirmed that sales of certain products had slowed but given a "noncommittal" answer to the financial analyst's question whether his projection that there was going to be a 10% drop in earnings was reasonable. *Id*. Nonetheless, because the analyst knew of no other instances in which a preliminary earnings announcement had been released by this company, he deduced that earnings were down. *Id*. The analyst conveyed the information to his office and the information was shared with three stockholders. *Id*. at 161. Two of them, holders of over 600,000 shares, did *not* sell. *Id*. One shareholder, who held only 100 shares, sold his shares. *Id*.

1   The second tip involved a statement by the defendant company's chief financial officer to

2 another analyst in which he confirmed that earnings would be down in the preliminary earnings

3 statement that was the subject of the first tip and told the analyst that the information was

4 confidential. *Id.* The analyst wired his office and spoke to a stockholder who immediately sold

5 1800 shares of the company's stock on behalf of his customers. *Id.*

6   The trial court had held that both tips were material, but the court of appeals disagreed,

7 finding that only the second tip was material. *Id.* at 166-167. As to the first tip, the court found that

8 the information about the slow-down in sales was already widely known in the market and that the

9 information about the impending release of preliminary sales figures also was not material because

10 no information about the content of those figures was given. *Id.* The court also pointed to the

11 evidence that only a small number of shares had been sold in response to the tip and that two of the

12 three shareholders who received the information did not sell their shares. *Id.* The court reached a

13 different conclusion as to the later tip, pointing to the evidence that an investor who had received the

14 information had immediately sold 1,800 shares and that the tipper himself characterized the

15 information as "confidential." *Id* at 167. The court acknowledged that even as to this tip, there was

16 "considerable room for doubt concerning the materiality of this disclosure." *Id.*

17   Rather than establishing, as a matter of law, that disclosure of the Preannouncement was not

18 material, the *Elkind* case reflects the fact-specific nature of the inquiry involved in determining

19 whether a tip is material. That case was not decided on summary judgment, but rather, after trial,

20 and the holding of the court of appeals was based, in large part, on specific facts relating to the

21 responses of investors to the insider information at issue. Further, *Elkind* does not lend strong

22 support to Siu's position because the evidence here, in contrast to the evidence in *Elkind* relating to

23 the tip that was found to be immaterial (the first tip), is that Defendants engaged in *substantial*

24 trading when they obtained the insider information that led to the March 14 Trading.

25   Third, as to the March 18-20 Trading, Siu's assertion that the information about the

26 impending investment in Tempur was immaterial, as a matter of law, because Siu was not aware of

27 the size of the investment is similarly unpersuasive. The evidence shows that FFL went to

28 considerable lengths to minimize the potential impact of the investment on the market, reflecting

1 concern on the part of those involved about this possibility. *See* Brandt Decl., App. 253 (internal

2 FFL emails, copied to Chen Tang, discussing how to minimize market impact of Tempur

3 investment). There is also evidence that Chen Tang was aware of these concerns. *See id.* This

4 evidence, in combination with Ming'Siu's March 18-20 trading, is sufficient to create a fact

5 question, even though the SEC has not offered any direct evidence that Ming Siu was aware of the

6 size of FFL's planned investment in Tempur.

7 **IV.   CONCLUSION**

8   For the reasons stated above, the Motions are GRANTED in part and DENIED in part as

9 follows: The Yee Motion is GRANTED as to the August Tip and therefore, the claims against Yee,

10 Siu and James Tang based on the August Tip are dismissed with prejudice. In all other respects, the

11 Motions are DENIED.   .

12   IT IS SO ORDERED.

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14 Date: January 3, 2012

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18   JOSEPH C. SPERO
                                              United States Magistrate Judge
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UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

CRIMINAL MINUTE ORDER

Date: April 15, 2010   Time in Court: 35 minutes

Case No. CR-10-80 JSW   Judge: Jeffrey S. White

United States of America v. King Cheun Tang
                                Defendant
                                Present (X) Not Present ( ) In-Custody

Jonathan Schmidt   Edwin Prather
U.S. Attorney   Defense Counsel

Deputy Clerk: Jennifer Ottolini   Court Reporter: Belle Ball

FILED
APR 1 5 2010
RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

PROCEEDINGS

REASON FOR HEARING: Change of Plea

RESULT OF HEARING: The Defendant is sworn.
The Court voir dired the Defendant re: Change of Plea
The Defendant pled guilty to Count 1 and 2 of the Information in violation of (Count 1) 18 USC § 371, Conspiracy and (Count 2) 15 USC § 78j(b) and 78ff and 17 CFR § 24.10b5, 240.10b5-1, 240.10b5-2, Securities Fraud/Insider Trading

The Court accepted the plea of guilty.
The Plea Agreement is ordered filed.
The Court reserved ruling on acceptance of the plea agreement pending receipt of a probation report.

The Defendant remains on Pretrial Release.

Counsel shall submit a Joint Status Report on or before September 9, 2010.

Case Continued to 9-16-10 at 2:30 p.m. to schedule Sentencing